Exhibit 99.1

OPC Energy Ltd.
Report of the Board of Directors

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2022

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at December 31, 2022 and for the year then ended (“the Period of the Report” or “the Year of the Report”).

It is emphasized that the description in this report contains “forward‑looking” information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). “Forward‑looking” information, is uncertain information regarding the future, including forecasts, estimates, plans, assessments or other information relating to an event or matter the outcome of which is uncertain and/or is not under the Company’s control. The “forward‑looking” information included in this report is based on information or estimates in the Company’s possession as at the publication date of this report and there is no certainty regarding its realization or the manner of its ultimate realization, which could be different, even materially, from that stated in this report – this being as a result of, among other things, changes in market conditions, regulatory factors, operating factors, risk factors applying to the Company’s activities and/or other items that are not under the Company’s control.

Except for the data audited in the Company’s consolidated financial statements as at December 31, 2022 (hereinafter – “the Financial Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary[1]

Highlights of the results

For the
Year Ended	Three Months Ended
December 31	December 31
2022	2021	Change	2022	2021	Change

Adjusted EBITDA – consolidated*	818	634	28%	219	158	39%
Adjusted EBITDA – Israel*	367	352	4%	101	90	12%
Adjusted EBITDA – U.S.*	477	303	57%	126	75	68%
Adjusted EBITDA renewable energies
– U.S.	26	29	(10%)	4	9	(56)%
Adjusted EBITDA* energy transition –
U.S.*	562	339	66%	173	104	66%
Income (loss)	217	(303)	+520	m	37	(94)	+131	m
Adjusted income (loss)*	231	28	725%	51	(16)	+67	m

*	Adjusted EBITDA and net income – for additional information regarding the definition and manner of the calculation – see Sections 4B, 4E and 5E below.

Main developments in 2022

Israel
Increase in the electricity tariffs – an increase of about 16% in the generation component in 2022 compared with 2021.

There has been a decrease in the generation component and an update of the categories (brackets) of the demand hours commencing from the beginning of 2023.

Natural gas – first gas from the Karish reservoir – annual savings estimated at about NIS 60 million.

Increase in Rotem’s results – increase of about 10% in the adjusted EBITDA compared with last year.

Hadera – completion of the maintenance work on the steam turbine.

Completion of the Veridis transaction and structural change in Israel – investment of capital of about NIS 452 million in the beginning of 2023 for further growth in Israel.

Gat transaction – acquisition of a plant with a capacity of 75 megawatts, for a consideration of NIS 870 million, presently in the stages of completion of the preconditions.

Hearing on Rotem’s supply license – intended to permit activities in the energy market in the same manner as other generation facilities in Israel that are authorized to execute bilateral transactions.

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information, definitions or explanations with respect to the indices for measurement of the results). This Report of the Board of Directors is submitted on the assumption that all the parts of the Periodic Report are known to the reader.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Main developments in 2022 (Cont.)

U.S.
Supportive business environment – high energy margins in 2022.

Decline in the energy margins starting from the beginning of 2023 – against the background of the warm winter and high inventory levels of natural gas high seasonality.

Increase in the results of the CPV Group – a jump of about 60% in the adjusted EBITDA compared with 2021.

Significant tax benefits for the CPV Group under the Inflation Reduction Act (IRA)

– Acceleration of development of two natural‑gas power plants for generation of electricity with carbon capture (natural gas power plants with reduced carbon emissions – CCS).

– Economic improvement of the renewable energy projects, including the Maple Hill and Stagecoach power plants.

Transaction for acquisition of renewable energy power plants – acquisition of a portfolio of active wind farms with a capacity of 81.5 megawatts for a consideration of about $172 million[2], presently in the stages of completion of the preconditions.

Headquarters	Successful raising of capital – in the amount of about NIS 830 million for the Company’s continued growth.

Portfolio of about 12.4 GW

(*) For additional information – see Section 6 below.

2 In this report, “dollar” means the U.S. dollar.

OPC Energy Ltd.
Report of the Board of Directors
2.	Brief description of the Group’s area of activities

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the report the Group is engaged in generation and supply of electricity and energy in three activity segments (which constitute reportable segments in its financial statements):

(1)
Israel – as part of this area of activities the Company is engaged in generation and supply of electricity and energy, mainly to private customers and to the System Operator, as well as in initiation, development, construction and operation of power plants and facilities for generation of energy through use of natural gas and renewable energy in Israel. Upon completion of the Veridis transaction in January 2023 for investment and change of the structure in this area of activities in Israel, as at the approval date of the report the Company manages its activities in Israel through OPC Holdings Israel Ltd. (“OPC Israel”).[3] In addition, the Company acts through Gnrgy in the area of charging electric vehicles and energy management in Israel. For additional details regarding completion of the Veridis transaction – see Note 29A to the financial statements;

(2)
Renewable energy in the United States – in this area of activities, the Company is engaged, through the CPV Group, in initiation, development, construction and holding of power plants using renewable energy (solar and wind) in the U.S. and in supply of electricity from renewable sources;

(3)
Energy transition in the United States – in this area of activities, the Company is engaged, through the CPV Group, in development, construction and holding of power plants using conventional energy (natural gas), which efficiently and reliably supply electricity in the U.S. The active power plants and the power plants under construction in this area of activities are held through associated companies (that are not consolidated in the Company’s financial statements).

In addition, the Company is engaged, through the CPV Group, in a number of business activities in the U.S., which as at the date of the report are not material to the results of the Group’s operations (and that do not constitute reportable segments in the financial statements):

(1)	Initiation and development of projects for generation of electricity and energy (power plants operating using natural gas at high efficiency) with integration of carbon capture capabilities;

(2)	Provision of asset‑management and energy services to power plants that are partly owned by the CPV Group partly owned by third parties;

(3)
In the beginning of 2023, the CPV Group launched activities for “retail” sale to commercial customers that is intended to complement the electricity generation activities by the CPV Group. As activities at the very outset of the road in the launch stages, in the upcoming years it is expected to show a loss and have negative cash flows that is are not significant to the Group.

For additional details regarding the Group’s activities in its activity areas as well as in other areas of activity – see Sections 2.2, 7 and 8 to Part A (Description of the Company’s Business) and that stated in Note 27 to the financial statements4.

[3]
As at the date of the report, the Company holds 80% of the shares of OPC Israel, whereas the remaining 20% is held by Veridis Power Plants Ltd. (“Veridis”). In addition, OPC Israel holds 51% of the shares of Gnrgy Ltd. (“Gngry”), the shares of which were acquired in 2021.

[4]
It is clarified that in some cases an additional description has been provided in order to present a comprehensive picture of the matter described or of the relevant business environment. References to reports included in this report include the information included therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment

3.1	General

A.
Changes in the macro‑economic environment (particularly changes in inflation and interest) – in the period of the report, a macro‑economic trend is discernable, both in Israel and worldwide, which is characterized by a sharp increase in the rates of inflation and the price levels in the U.S. and in Israel, particularly the energy and electricity prices, and corresponding to the significant increase in the interest rates. This is true, among other things against the background of geo‑political events, particularly the war in the Ukraine, the global energy crisis, along with the long‑term impacts of the Coronavirus, especially the continuing disruptions in the supply chain.

These parameters have a significant impact on the macro‑economic environment in Israel and in the U.S. and the business environment in which the Group companies operate, due to, among other things, the prices of energy, electricity and natural gas, tariffs in the Israeli electricity sector, the costs of executing construction projects, financing expenses, and the like.

In this regard, in 2022 the CPI in Israel has risen by about 5.3%, and Bank of Israel raised the interest rate (a number of times) which as at the date of the report was 3.25%. Subsequent to the date of the report, the CPI in Israel increased by an additional rate of 1.1% and the Bank of Israel interest rate rose (in several additional increments) to 4.25%.

In the United States, the CPI rose in 2022 by about 6.5% and the Federal Reserve Bank (the Fed) raised the dollar interest rate (a number of times) to the rate of 4.50%–4.75% as at the approval date of the report. As at the approval date of the report, there is no certainty regarding a change in these trends. For additional details regarding changes in the macro‑economic environment – see Section 12 below.

In January 2023, the Government began advancement of a plan for making changes in Israel’s judicial system. Pursuant to the publications in the media, the changes could impact the strength of the Israeli economy, and in particular they could lead to a reduction of the credit rating of the State of Israel, adversely impact investments in the Israeli economy and trigger a removal of money and investments from Israel, increase the costs of the financing sources in Israel, drive up the exchange rate of the shekel against other currencies (including the dollar) and harm the activities of the business sector. To the extent the above estimates materialize, wholly or partly, this could negatively impact the financial position and activities of the Company customers and suppliers and could also impact the availability and cost of the capital and financing sources that are required by the Company for purposes of supporting its continued business growth.

B.
The Coronavirus and broad global impacts on raw‑material prices and the supply chain – in March 2020, the World Health Organization declared the Coronavirus to be a worldwide pandemic. Despite taking preventative measures in order to reduce the risk of spread of the virus, the virus continued to spread, including different variants that developed, and it caused significant business and economic uncertainty, particularly in 2020 and in the first half of 2021. Thereafter, the restrictions on movement (travel) and carrying on of business and trade in the Company’s main areas of activity were lifted.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment (Cont.)

3.1	General (Cont.)

B.	(Cont.)

Nonetheless, the dynamic nature of the Coronavirus, particularly development of new strains (variations) and imposition of specific restrictions in countries that are central to the global economy, such as, China, and the results of developing events that arose against the background of the Coronavirus, mainly an adverse impact on the supply chains, including global delays of the equipment supply dates along with an increase in the prices of raw materials and equipment and transport costs, an impact is visible on the construction, equipment and maintenance costs, as well as on the timetables for completion. In addition, an impact is discernible on the availability and prices of solar panels for renewable energy projects of the CPV Group that are in the development stage or under construction.

As at the approval date of the report, continuation of the broad global impacts of the trends that started against the background of the Coronavirus crisis on the markets and factors relating to the Group’s business activities is possible, however at the present time, in the Company’s estimation, such impacts will probably be long‑term in nature (including in connection with the costs and timing of completion of the construction projects).5

As at the approval date of the report, there is no certainty with respect to the continuation of the trends and the scope of the impact thereof on the Group’s activities, if any at all.

3.2	Activities in Israel

C.
Update of tariffs during 2022, including the brackets of the demand hours – on February 1, 2022, the annual update of the electricity tariffs of the Electricity Authority for 2022 entered into effect, according to which the generation component, increased at the rate of about 13.6%, and stood at NIS 0.2869 per kilowatt hour commencing from February 1, 2022.

On May 1, 2022, an additional update to the electricity tariff for the rest of 2022 entered into effect, as a result of reduction of the excise tax on use of coal. The generation component after the reduction was NIS 0.2764 per kilowatt hour, a reduction of 3.7% from the tariff determined on February 1, 2022, as stated above.

On August 1, 2022, an additional update to the electricity tariff entered into effect for the remainder of 2022 whereby the generation component is NIS 0.314 per kilowatt hour, an increase of about 13.6% over the tariff determined in May 2022 and an increase of 9.4% of the tariff determined in February 2022. Update of the tariff was made against the background of the sharp increase in the coal prices index due to the worldwide energy crisis along with the increase in the shekel/dollar exchange rate and the CPI.

On January 1, 2023, the annual update to the electricity tariff for 2023 entered into effect. Pursuant to the impact, the generation component was NIS 0.312 per kilowatt hour – a decrease of 0.6% in the generation component that occurred in the final months of 2022.

[5]
The Company’s estimates regarding the impacts of the Coronavirus crisis and the global trends referred to constitute “forward‑looking” information, regarding which there is no certainty they will ultimately materialize and that are impacted by factors that are not under the Company’s control and/or the existence of one or more of the risk factors the Company is exposed to, as stated in Section 19 Part A (Description of the Company’s Business).

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

C.	(Cont.)

On February 1, 2023, a decision of the Electricity Authority entered into effect to update the costs recognized to Israel Electricity Company (hereinafter – “the Electricity Company”) and Noga Electricity Systems Management Company (hereinafter – “Noga”) and the tariffs to the electricity consumers. Pursuant to the decision, an additional update to the generation component for 2023 entered into effect whereby the generation component is NIS 0.3081 per kilowatt hour – a decrease of 1.2% compared with the tariff set on January 1, 2023 – this being due to extension of the Excise Tax on Fuel Order, which calls for a decrease in the purchase tax and excise tax applicable to the coal.

In the beginning of March 2023, a hearing was published for update of the costs recognized for the Electric Company and the tariffs for the electricity consumers – this being as a result of the decline in the price of coal by about 30% compared with the price the last tariff increase was based on, while on the other hand there was an increase in other indices that impact the cost recognized. Entry into effect of the hearing, to the extent it is determined in a final decision, on April 1, 2023 the generation component will be brought for update, to the amount of NIS 0.3048 per kilowatt hour, a decline of about 1% compared with the tariff update determined in February 2023.

Update of the brackets of the demand hours

In August 2022, the Electricity Authority published a decision to revise, the time of use (TOU) demand categories (brackets) for purposes of adjusting the structure of the load and time tariffs (TOAZ) for a significant integration of solar energy and storage. Pursuant to that stated in the Authority’s publication, the update of the TOU demand categories is expected to encourage steering consumption to the noon hours wherein there is higher generation of renewable energy as opposed to consumption in the peak evening demand hours – this being by means of, among other things, raising the tariff in the demand hours and applying the following main updates: (a) moving the peak hours from the noon hours to the evening hours; (b) expanding the number of months wherein the peak hours apply in the summer season to 4 months in place of 2 months; (c) increase of the gap between the peak hours and the low‑demand hours; and (d) definition of a maximum of two TOU categories for every day of the year (without an intermediate category – Geva). Change of the TOU categories in accordance with the decision is expected to increase the tariffs paid by household consumers and reduce the tariffs paid by TOAZ consumers.

Based on the decision, the updated tariff structure will enter into effect upon update of the tariff to the consumer for 2023. In addition, the decision provides that in light of the frequent sectorial changes and the need to express the correct sectorial cost, the TOU categories will be updated more frequently, based on the actual changes.

As result of the decision, the Group is taking actions to adjust the mix of its sales in Israel, to the extent possible, to the structure of the updated demand‑hours categories. Update of the demand‑hours categories is expected to have a negative impact on the Group’s results, this being since, in general, the consumption profile of the Group’s customers, which are mostly industrial and commercial customers, has low consumption volatility in the daytime hours compared with the consumption profile of households that is reflected as part of the tariffs and arrangements determined in the update with reference to tariffs for low‑level and peak hours.6

[6]	For additional details – see Sections 7.2.4 and 7.10.2 of Part A (Description of the Company’s Business).

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

C.
(Cont.)

Regarding Hadera, the said decision to update the demand‑hours categories, in the framework of which the Geva “Mashav” was cancelled and the low‑level hours were expanded, could lead to a reduction of the purchase requirement of the System Operator and, accordingly a negative impact on Hadera’s revenues. In addition, change of the demand‑hours categories changes the breakdown of the Company’s revenues and profits in Israel over the quarters of the year in such a manner that it increases the third quarter (the summer months) at the expense of the other quarters, particularly the first quarter.

For additional details regarding the generation tariff and its impact on the Group’s activities in Israel – see Section 7.2.3 of Part A (Description of the Company’s Business). It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation tariff, in such a manner that an increase in the electricity tariff has a positive impact on the Group’s result, and vice‑versa.

D.
Market model for generation and storage facilities connected to or integrated into the distribution network – in September 2022, a decision of the Electricity Authority was published that governs the activities of the generation and storage facilities in the distribution network and provides the possibility for them to sell electricity directly to the suppliers, commencing from January 2024. In addition, as part of the decision the formula for acquisition of electricity through a virtual supplier was revised. As a practical matter, the decision permits opening of the supply sector to competition while removing the quotas previously provided for this matter. In the Company’s estimation, in the short run the decision reduces the viability of the virtual supplier activities and in the long run the decision encourages increased competition in the supply area while integrating generation facilities and storage facilities.

E.
Supply license for Rotem – in February 2023, the Electricity Authority published a proposed decision that includes granting of a supplier license to Rotem with language (terms) similar to the existing suppliers along with imposition of covenants on Rotem, including covenants relating to a deviation from the consumption plans plus arrangements and covenants relating to this. That stated is part of a process that is intended to create uniformity with respect to arrangements applicable to Rotem and the other bilateral generators, including, application of the market model to Rotem and the manner of determination of the price for purchase of electricity for the consumers at a time of reduction of generation at the plant. As at the approval date of the report, there is no certainty regarding the final language of the arrangements that will be determined (if ultimately determined) and the scope of their impact[7]. Based on the publication, the proposed decision creates uniformity regarding many aspects of the regulation applicable to Rotem with that of the generation facilities that are authorized to execute bilateral transactions, and thus they should permit Rotem to operate in the energy market in a manner similar to that of the other generation facilities that are authorized to execute bilateral transactions.

For additional details regarding developments of the Group’s activities in Israel – see Section 10 below and Section 7 Part A (Description of the Company’s Business).

7 That stated above, including the arrangements in the above‑mentioned proposed decision, the impact thereof on Rotem and/or their advancement by the Electricity Authority constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the information known to the Company as at the approval date of the report, and regarding which there is no certainty that it will materialize – this being as a result of factors that are not under the Company’s control. Ultimately, the final terms of the supplementary arrangements, if determined, could be different than those set forth above. There is also no certainty regarding the advancement and/or application of the decision. For additional details regarding the proposed decision and the matter of receipt of a supply license by Rotem and the consequences thereof – see Section 7.3.18.5 to Part A (Description of the Company’s Business).

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S.

F.	Electricity and natural gas prices

The natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas as part of the “Energy Transition” area of activities in the U.S.

In the estimation of the CPV Group, in general, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns (the impact could be different between the projects taking into account their characteristics and the area (region) in which they are located). This impact could be offset, in whole or in part, by programs hedging electricity margins in the natural‑gas powered power plants of the CPV Group, which are intended to reduce volatility in the CPV Group’s electricity margins due to changes in the commodity prices in the energy market (for additional details regarding agreements for hedging electricity margins in the CPV Group in the period of the report and thereafter – see Section 4D(5) below).

Natural gas prices

The natural gas prices are impacted by a large number of variables, including demand in the industrial, residential and electricity sectors, production and supply of natural gas, natural‑gas production costs, changes in the pipeline infrastructure, international trade and the financial profile and the hedging profile of the natural‑gas customers and producers. The price for import of liquid natural gas impacts the natural gas and electricity prices, in the winter months in New England and New York, where high prices of liquid natural gas (LNG), in general, should have a positive impact on the profits of the Fairview and Valley power plants during the winter season.

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the
	Year Ended			Three Months Ended
Region	December 31			December 31
(Project)	2022	2021	Change	2022	2021	Change

TETCO M3 (Shore, Valley)	6.80	3.40	100%	6.59	4.23	56%
Transco Zone 5 North (Maryland)	8.55	3.91	119%	8.97	4.95	81%
TETCO M2 (Fairview)	5.53	3.08	80%	4.55	3.96	15%
Dominion South (Valley)	5.51	3.06	80%	4.42	3.98	11%
Algonquin (Towantic)	9.15	4.51	103%	8.24	6.23	32%

*Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

F.	Electricity and natural gas prices (Cont.)

Natural gas prices (Cont.)

As is shown by the above table, the natural gas prices in CPV’s activity markets increased significantly in 2022 and in the fourth quarter of 2022, compared with the corresponding periods last year. In the estimation of the CPV Group, the said increase stems from, among other things, an increase in demand for electricity in the U.S., a strengthening of the global demand for natural gas, inventory levels of natural gas that are lower than in the past, and a limited increase in production of natural gas.

From the beginning of 2023, there has been a significant decline in the natural gas prices, mainly against the background of the warm winter in CPV’s activity markets along with high seasonal natural‑gas levels.

Electricity prices

The following table summarizes the average electricity prices in each of the main markets in which power plants of the CPV Group are active (the prices are denominated in dollars per megawatt hour):

	For the
	Year Ended			Three Months Ended
Region	December 31			December 31
(Project)	2022	2021	Change	2022	2021	Change

PJM West (Shore and Maryland)	73.09	38.92	88%	68.74	54.39	26%
PJM AD Hub (Fairview)	69.42	38.35	81%	64.70	51.88	25%
NY‑ISO Zone G (Valley)	82.21	40.74	102%	73.04	51.33	42%
ISO‑NE Mass Hub (Towantic)	85.56	45.92	86%	76.92	59.88	28%

Based on Day‑Ahead prices as published by the relevant ISO. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

The increase in the electricity prices in 2022 and in the fourth quarter of 2022 compared with the corresponding periods last year, as shown by the above table, stems mainly from the increase in the natural gas prices as detailed above, and this situation became more severe due to the premium on the natural gas price in the northwest region in the market areas referred to.

From the beginning of 2023, there has been a significant decline in the natural gas prices – present and future, as detailed above.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

G.	Capacity payments

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to CPV’s power plants and in the general market (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Plants[8]	2024/2025	2023/2024	2022/2023	2021/2022	2020/2021
PJM RTO		28.92	34.13	50	140	76.53
PJM COMED	Three Rivers	28.92	34.13	-	-	-
PJM MAAC	Fairview, Maryland, Maple Hill	49.49	49.49	95.79	140	86.04
PJM EMAAC	Shore	54.95	49.49	97.86	165.73	187.77

Source: PJM

8 The Three Rivers project, which is in the construction stages, will be entitled to capacity payments, subject to completion of the construction, commencing from its commercial operation.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

G.	Capacity payments (Cont.)

NYISO market

Similar to the PJM market, in the NYISO market capacity payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. The power plants are permitted to assure the capacity payments in the seasonal tender, the monthly tender or through bilateral sales.

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market (the prices are denominated in dollars per kilowatt per month):

Sub-Area	CPV Plants	Winter 2022/2023	Summer 2022	Winter 2021/2022	Summer 2021
NYISO Rest of the Market	–	1.18	3.40	1.00	4.09
Lower Hudson Valley	Valley	1.31	4.65	1.01	4.56

Source: NYISO

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

ISO‑NE market

Similar to the PJM market, capacity payments in the ISO‑NE market are as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. Forward capacity tenders are made three years in advance for the capacity year. In addition, there are supplemental monthly and annual tenders for the balance of the capacity not sold in the Forward tenders.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

G.	Capacity payments (Cont.)

ISO‑NE market (Cont.)

The Towantic power plant participated for the first time in a capacity tender for 2018–2019 at a price of $9.55 KW/month and determination of the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index, which will apply up to May 2025. Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per kilowatt per month):

Sub-Region	CPV Power Plants	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	2.59	2.59

It is noted that the actual capacity payments for the Towantic power plant are impacted by forward tenders, supplemental annual tenders, monthly tenders with variable capacity prices in every month and bilateral agreements with the energy suppliers in the market.

H.
The Inflation Reduction Act (“the IRA Law”) – in August 2022, the Inflation Reduction Act of 2022 was signed by the President of the U.S. and it became law. Among other things, the said law grants significant tax credits for renewable energies and technologies for carbon capture, and one of the targets of the IRA is to lead to an increase of the generation of renewable energies and the regulatory stability in the area.

Renewable energies

The IRA Law includes, a number of benefits for renewable energy projects: extension the Investment Tax Credit (ITC) and the Production Tax Credit (PTC) in renewable energy projects the construction of which is started prior to January 1, 2025. Projects that meet certain requirements provided in the IRA Law, should be entitled to ITC of up to 30% or PTC of up to 1.5 cents per kilowatt (adjusted for inflation). In addition, it is possible to earn bonus credits, which increase the ITC or PTC by 10%, to the extent the project meets certain requirements, such as, local manufacture located in special designated energy communities (such as, locations with unemployment in excess of the natural average or population regions located proximate to a coal mine or coal‑powered power plant. The said tax credits may be transferred to unrelated entities. For additional details regarding benefits for renewable energy projects in the framework of the IRA – see Section 8.1.4(O) of Part A (Description of the Company’s Business).

In the estimation of the CPV Group, the IRA Law is expected to have a favorable impact on the renewable energy initiation, development and construction projects, including Maple Hill and Stagecoach (for additional details regarding the projects and, among other things, an increase in the value of the tax credits that is expected to be received compared with the situation prior to passage of the law.

As at the approval date of the report, the CPV Group estimates that it will choose tax benefits of the ITC type for the Maple Hill project and that Maple Hill will comply with the conditions for the ITC at the rate of an additional 10% bonus (and in total 40%). Furthermore, the CPV Group is analyzing the impacts of the IRA on Stagecoach and Rogue’s Wind (for additional details regarding the projects – see Section 6, below) – the economic feasibility that will derive from the choice of the ITC or the PTC benefit for each project along with the eligibility of the projects to additional tax bonus, all of this taking into account the final arrangements.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	The Inflation Reduction Act (“the IRA Law”) – (Cont.)

Renewable energies (Cont.)

In addition, in the estimation of the CPV Group, the possibility of selling the tax credits is expected to increase the Group’s ability to realize part of the value of the tax credits of its renewable projects and to improve the investment conditions.9

Carbon capture projects

The IRA Law extends broadens the available PTC to capture and/or use of carbon dioxide. For electricity generation facilities that install carbon capture technology with the capability of capturing 75% or more of the generation base of the carbon dioxide, the said generation tax credit for the first 12 years after commencement of activities if the relevant electricity generation facility captures at leas 18,750 metric tons of carbon dioxide per year. The ceiling for the credit for separated carbon dioxide is $85 per metric ton and the ceiling for the EOR credit and other beneficial re‑uses (recycling) is $60 per metric ton. In addition, the tax credit permits direct payment (as opposed to a credit against the tax paid) up to the first five years on carbon capture equipment that is placed into service after December 31, 2022. For additional details regarding benefits for carbon capture projects as part of the IRA Law – see Section 8.1.4(O) of Part A (Description of the Company’s Business).

With reference to the projects of the CPV Group that are in the development stage, as stated in Section 6B(7) below (backlog of projects), and that integrate technologies for carbon capture, in the estimation of the CPV Group the IRA Law is expected to have a positive impact in all that relating to the technological benefits for carbon capture provided in the Law. As at the approval date of the report, the full impacts of the IRA Law have not yet been finally clarified, and they are expected to be clarified upon formulation of the detailed arrangements (regulations).10

For additional details regarding developments in the Company’s activities in the U.S. – see Sections 6 and 10 below and Section 8 of Part A (Description of the Company’s Business).

9 That stated with respect to the main impacts of the IRA Law and its application to projects of the CPV Group, particularly the estimates of the CPV Group regarding the impacts of the IRA on the Group’s projects (including Stagecoach, Maple Hill and Rogue’s Wind) and their eligibility for the benefits, constitutes “forward‑looking” information as it is defined in the Securities Law, and is merely an estimate that is based on the information, estimates, forecasts and data in the possession of the CPV Group as at the approval date of the report, based on, among other things, the language of the law published and the existing business plans. Ultimately, the impacts of the IRA could be impacted by, among other things, the detailed regulatory arrangements that will be determined, compliance with the conditions for entitlement and advancement of the relevant project, legislative updates to the extent that will be determined in connection with the manner of implementation or allocation of the benefits. This information is conditional on the existence of various factors, including factors that are not under the Company’s control, such as, the final arrangements that will be determined, realization of the development plans of the list of awaiting projects, compliance with entitlement conditions, technological development, etc. Accordingly, information as stated above may not materialize and/or may materialize in a manner different than that described above.
[10]
That stated in connection with the main impacts of the IRA Law and its application to projects of the CPV Group, constitutes “forward‑looking” information, as it is defined in the Securities Law. For details – footnote 9 above.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations (for additional details regarding seasonal impacts – see Sections 7.10 and 8.7 to Part A (Description of the Company’s Business)).

In Israel, the TOAZ tariffs are supervised (controlled) and published by the Electricity Authority. In the year of the report, the said tariffs are broken down into three seasons – summer (July and August), winter (January, February and December) and transition (March through June and September through November). The TOAZ tariff in the summer and the winter are higher than those in the transition seasons. For details regarding a decision to update the hourly demand categories of the TOAZ (including the months of the year’s seasons and the categories of the daily hours) commencing from the tariff update for 2023 – see Section 3.2C above and Section 7.2.4 of Part A (Description of the Company’s Business).

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in the summer and the winter compared with the average and as a function of the natural gas prices.

In light of the said seasonality, generally the preference is to concentrate, to the extent possible, the maintenance work on the power plants during the transition periods, which are characterized, as stated, by relatively lower demand.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

A.	Statement of income[11]

Section	For the year ended December 31		Board’s explanations
	2022	2021

Revenues from sale and provision of services (1)	1,927	1,575	For details – see this Section below.
Cost of sales and provision of services (without depreciation and amortization) (2)	1,404	1,086	For details – see this Section below.
Depreciation and amortization	191	171
Gross profit	332	318	For details – see Sections C and D below.
Administrative and general expenses	239	177	For details – see Sections C and D below.
Share in earnings (losses) of associated companies[12]	286	(35)	The increase stems mainly from an improvement of the results of the activities in the U.S. For details – see Section D below.
Transaction expenses in respect of acquisition of the CPV Group	–	2
Business development expenses	50	5	Most of the increase, in the amount of about NIS 11 million, is in the renewable energy in the U.S. segment and in the Israel segment, in the amount of about NIS 5 million.
Ordinary income	329	77
Financing expenses, net (3)	47	457	For additional details – see this Section below.
Income (loss) before taxes on income	282	(380)
Taxes on income (tax benefit)	65	(77)	The increase stems from better results in Israel and in the U.S.
Net income (loss) for the year (4A)	217	(303)	For additional details – see this Section below.
Adjustments	14	331	For details – see Section E below.
Adjusted income for the year (4B)[13]	231	28	For additional details – see this Section below.

[11]
The results of the CPV Group are consolidated in the Company financial statements commencing from the completion date of the transaction for acquisition of the CPV Group on January 25, 2021. The results of the associated companies in the U.S. are presented in the category “Company’s share in income of associated companies”.

12 The income of associated companies in the U.S. includes income or loss in respect of changes in the fair value of derivative financial instruments not yet realized as at the date of the financial statements deriving from plans of the CPV Group that hedge electricity margins.
13 It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues (in NIS millions):

Revenues	For the		Board’s Explanations
	Year Ended
	December 31
	2022	2021
Revenues in Israel
Revenues from sale of energy to private customers	1,212	966
An increase, in the amount of about NIS 165 million, stemming from an increase in the generation component tariff (for details – see Section 3.2C, below) stemming from an increase in customer consumption offset by a decrease in Rotem’s sales, in the amount of about NIS 81 million.

Revenues from private customers in respect of infrastructure services	315	298
Revenues from sale of energy to the System Operator and to other suppliers	107	91
Revenues from sale of steam	62	57
Other revenues	39	–	Reflects revenues in respect of Gnrgy’s activities, which were initially consolidated on December 31, 2021.
Total revenues in Israel	1,735	1,412

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	87	82
Revenues from provision of services (under others)	105	81	Mainly in respect of non‑recurring revenue under an asset‑management agreement that ended in the year of the report.
Total revenues in the U.S.	192	163

Total revenues	1,927	1,575

* For details regarding the components of the sales, generation and purchases of energy – see Section 4F below.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization) (in NIS millions):

Cost of Sales and Provision of Services	For the		Board’s Explanations
	Year Ended
	December 31
	2022	2021
Cost of sales in Israel
Natural gas and diesel oil	526	495
An increase, in the amount of about NIS 60 million, stemming from an increase in the price of the natural gas as a result of an increase in the generation component and the dollar/shekel exchange rate. In addition, there was an increase, in the amount of about NIS 16 million, stemming from revenue in respect of compensation from Energean in Rotem and Hadera last year (as detailed in Section C1 below). On the other hand, there was a decrease in the expenses for the consumption of natural gas, in the amount of about NIS 37 million, due to maintenance work at the Rotem Power Plant that was performed mainly in the second quarter of 2022 (as detailed in Section C3 below).

Expenses in respect of acquisition of energy	295	102
An increase in the amount of about NIS 129 million, in light of an increase in consumption by customers, and an increase, in the amount of about NIS 68 million, deriving from maintenance work at the Rotem Power Plant that was performed mainly in the second quarter of 2022.

Expenses in respect of infrastructure services	315	298
Cost of transmission of gas	32	32
Operating expenses	86	80
Other expenses	40	–
In 2022, represents the amount of about NIS 30 million, in respect the cost of sales of Gnrgy’s activities, which were initially consolidated on December 31, 2021, and the amount of about NIS 10 million, in respect of activities relating to the commercial operation of the Zomet power plant in 2023.

Total cost of sales in Israel	1,294	1,007

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	30	26	Reflects cost of sales in respect of Gnrgy’s activities, which were initially consolidated at the end of 2021.
Cost in respect provision of services (under others)	80	53
Mostly in respect of an increase in the expenses for wages, in the amount of about NIS 10 million, and an unusual expense relating to an asset‑management agreement that ended in the year of the report.

Total cost of sales and provision of services in the U.S.	110	79
Total cost of sales and provision of services	1,404	1,086

* For details regarding the components of the sales, generation and purchases of energy – see Section 4F below.

OPC Energy Ltd.
Report of the Board of Directors
4.          Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(3) Changes in the financing expenses, net

The decrease in the net financing expenses stems mainly from the following factors: (A) non‑recurring financing expenses recorded in 2021 in respect of: (1) early repayment of financing in Rotem, in the amount of about NIS 244 million; (2) settlement of financial liabilities, net, in the amount of about NIS 28 million, as a result of early repayment of a loan in Keenan (for additional details – see Note 21E to the financial statements); (3) a decrease in interest and linkage expenses relating to Rotem financing, in the amount of about NIS 55 million (including the results of a hedge of the CPI); (4) an increase in the financing income, in the amount of about NIS 106 million, in respect of revaluation of intercompany shekel loans that were provided by the Company to the Group companies in the U.S. the functional currency of which is the dollar. It is noted that commencing from October 1, 2022, the loans to the Group companies in the U.S. were reclassified as part of the net investment, and commencing from this date, exchange rate differences are recorded to a translation reserve (for additional details – see Note 21E to the financial statements); and (5) an increase in the financing income, in the amount of about NIS 11 million, as a result of the impact of the changes in the shekel/dollar exchange rate.

On the other hand, there was an increase in interest and linkage expenses in respect of the Company’s debentures, in the amount of about NIS 37 million.

(4) Attribution of the income (loss) for the year

(A)
Income for the period of about NIS 167 million in the year of the report and a loss of about NIS 219 million last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non-controlling interests.

(B)
Adjusted income[14] for the period of about NIS 179 million in the year of the report and about NIS 22 million last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non-controlling interests.

[14]	See footnote 13 above.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA

The Company defines “EBITDA” as earnings (losses) before depreciation and amortization, financing expenses or income and taxes on income.

The Company defines “adjusted EBITDA” as EBITDA plus a proportionate consolidation of the results of the associated companies based on the rate of holdings of the CPV Group therein, and after adjustments in respect of changes in fair value of derivative financial instruments and items not in the ordinary course of the Group’s business and/or having a non‑recurring nature. For details regarding adjustments during the period – see Section E below.

EBITDA and adjusted EBITDA data are not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for gross and operating profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA and adjusted EBITDA are not intended to represent an approximate of the free cash from the Group’s current operating activities, particularly against the background the provisions of the project financing agreements in some of the Group’s power plants, or to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its income or loss, such as, depreciation and financing expenses or income and taxes on income.

The Company believes that the adjusted EBITDA data provides useful information in a transparent manner that is helpful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors (industries) with different capital structures, debt levels and/or income tax rates (it is noted that other companies might define EBITDA differently), as well as comparison of performances between periods. This data item is also used by Company management when examining the Company’s performance.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.)

Calculation of the EBITDA and Adjusted EBITDA (in millions of NIS):

	For the
	Year Ended
	December 31
	2022	2021

Revenues from sales and provision of services	1,927	1,575
Cost of sales (without depreciation and amortization)	(1,404)	(1,086)
Administrative and general expenses (without depreciation and
amortization)	(229)	(169)
Transaction expenses relating to acquisition of the CPV Group	–	(2)
Business development expenses	(50)	(27)
Consolidated EBITDA*	244	291
Share of Group in proportionate EBITDA of associated companies**	556	195
EBITDA (total consolidated and the proportionate amount of
associated companies)	800	486
Adjustments – see detail in Section E below	18	148
Adjusted EBITDA	818	634

*	Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements.
**	Represents the EBITDA of the associated companies based on the rate of the holdings of the CPV Group therein.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.)

Set forth below is a breakdown of the adjusted EBITDA data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

	Basis of
	presentation
	in the	For the
	Company’s	Year Ended
	financial	December 31
	statements	2022	2021

Rotem	Consolidated	343	310
Hadera	Consolidated	48	55
Zomet	Consolidated	(6)	(3)
Business development costs, headquarters and others	Consolidated	(18)	(10)
Total Israel		367	352
Fairview	Associate	113	73
Towantic	Associate	96	92
Maryland	Associate	65	41
Shore	Associate	75	69
Valley	Associate	217	70
Other	Consolidated	(4)	(6)
Total energy transition in the U.S.		562	339
Keenan	Consolidated	55	54
Development costs of renewable energy	Consolidated	(29)	(25)
Total renewable energy in the U.S.		26	29
Total activities under another segment	Consolidated	–	8
Headquarters in the United States[15]	Consolidated	(111)	(73)
Total United States		477	303

Company headquarters (not allocated to the
segments)*	Consolidated	(26)	(21)

Adjusted EBITDA		818	634

*
Most of the increase stems from an increase in expenses for wages in the headquarters, in the amount of about NIS 1 million, and from an increase in business development expenses in the Company, in the amount of about NIS 2 million.

15 After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 21 million and about NIS 16 million in the years ended December 31, 2022 and 2021, respectively.for the years ended December 31, 2022 and 2021, respectively.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – segment in Israel

Set forth below is an analysis of the change in adjusted EBITDA in Israel in 2022 compared with last year (in NIS millions):

1.
One-time events – in 2021, Rotem and Hadera recognized revenue, in the amount of about NIS 16 million, stemming from compensation due to the delay in the commercial operation of the Karish reservoir (for additional details – see Note 28C3 to the financial statements). For details regarding the start of the flow of the first gas from the Karish reservoir in the fourth quarter of 2022 – see Section 10C below.

2.
Energy margin – the increase in energy margin in the year of the report compared with last year stems mainly from an increase in the generation component tariff offset by an increase in the natural gas prices. The natural gas prices were also impacted by an increase in the shekel/dollar exchange rate (which led to an increase of about NIS11 million in the cost of the natural gas). For additional details – see Section 3.2C above.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – segment in Israel (Cont.)

3.
Unavailability due to maintenance work – during the year of the report, the Rotem and Hadera power plants were shut down for different periods of time for purposes of maintenance work, which had a negative impact on their results in the year of the report, as well as compared with last year.

Rotem – in March 2022, the activities of the Rotem Power Plant were shut down for a period of 12 days for purposes of performance of unplanned maintenance work to repair a malfunction, which was repaired; and further to the activities of the power plant were shut down in April 2022 for purposes of performance of planned maintenance work which lasted 26 days, after which the power plant returned to regular activities. The next planned maintenance at the Rotem Power Plant is expected to take place in the first half of 2024 for a period of about 15 days16.

[16]
That stated in this Section above, including with reference to the expected date of completion of the maintenance work, impact of the work on Rotem’s results, period of the said work and/or the completion thereof, includes “forward‑looking” as it is defined in the Securities Law. The said information may not materialize, or it may materialize in a different manner, including as a result of reasons that are not dependent on Rotem, such as, pressures the source of which is the maintenance contractor or the equipment supplier, manner of performance of the maintenance work, technical breakdowns or delays in arrival of the equipment or teams to the site and/or other delays that could impact the performance of the power plant or the length of the shutdown. It is noted that early maintenance work might be needed, included unplanned work, due to changes in the timetables and breakdowns. Partial activity or a shutdown of Rotem’s power plant for extended periods would have a negative impact on Rotem’s results.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – segment in Israel (Cont.)

3.	(Cont.)

Hadra – since the date of the commercial operation in 2020, the Hadera Power Plant perform maintenance work a number of times during which the plant’s operations were partly or fully shut down. For additional details – see Section 7.11.1 to Part A (Description of the Company’s Business). In this connection, at the end of April 2022, the steam turbine of the Hadera Power Plant was shut down for planned maintenance, where in the course of the work, repair work was also performed in the gas turbines. Repair of the gas turbines was completed, and the shutdown of the steam turbine was extended beyond that planned owing to additional required repairs and the steam turbine had returned to service commencing from December 2022. During the period of time wherein the maintenance work was performed in the steam turbine, the Hadera Power Plant is being operated on a partial basis. Shutdown of the Hadera Power Plant’s activities for purposes of performance of the maintenance work, as stated, had an unfavorable impact on Hadera’s results in 2022.

It is noted that, during the above‑mentioned maintenance, sale of the electricity to the Company’s customers continued, where the Company purchased electricity from a third party in order to supply the full scope of the demand in the shutdown period.

For details regarding maintenance performed in the Tamar reservoir in the fourth quarter of 2022 and the impact thereof on the Company’s results in Israel – see Section 5C(2) below.

4.
Administrative and general expenses – most of the increase stems from an increase in wages and projects in Israel, in the amount of about NIS 10 million, and an increase in respect of non‑cash equity remuneration expenses, in the amount of about NIS 6 million, among other things, due to preparations for expansion of the activities in Israel in 2023.

5.
Operating and other expenses – most of the increase stems from an increase in the expenses for wages of operational employees in the power plants in Israel, in the amount of about NIS 3 million and expenses in respect of the initial consolidation of Gnrgy, in the amount of about NIS 3 million.

OPC Energy Ltd.
Report of the Board of Directors
4.          Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA – energy transition segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA in the energy transition segment in the U.S. for 2022 compared with last year (in millions of NIS):17

1.	Period prior to the initial consolidation – adjusted EBITDA in respect of the CPV Group from January 1, 2021 and up to January 25, 2021 (the acquisition date).

2.
One-time events and hedges – in addition to the regularly existing hedging program at the CPV Group, in 2021 the CPV Group recognized revenue in respect of hedging agreements (an agreement hedging RPO in the Valley power plant and a hedging agreement of the HRCO type in the Shore power plant), which are not current and are not expected to recur, in the amount of about NIS 28 million.

3.
Unavailability – in the period of the report, the power plants of the CPV Group that are powered by natural gas were shut down for various periods for purposes of performance of planned maintenance (where some of the work extended beyond that planned) and unplanned maintenance work for repair of breakdowns. The said shutdowns had a negative impact on the results of the power plants in the year of the report. The total cost of the unavailability in the year of the report increased by about NIS 54 million compared with last year. Most of the increase stems from unplanned maintenance at the Valley power plant in January 2022, a shutdown for purposes of planned and unplanned maintenance of about 50 days at the Towantic power plant, which completed periodic major maintenance in April and May 2022, unplanned maintenance of about 14 days due to a malfunction at the Fairview power plant in August 2022 during which it operated on a partial basis and afterwards the power plant resumed its activities.

[17]	For the definition of adjusted EBITDA – see Section 4B above.

OPC Energy Ltd.
Report of the Board of Directors
4.         Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA – energy transition segment in the U.S. (Cont.)

3.
(Cont.)

In addition, the availability of part of the power plants was impacted by the winter storm Elliot (for details – see Section 4D(5) below). In 2023, the Shore, Fairview and Valley power plants are each expected to perform significant maintenance work (significant maintenance work generally lasts for about 30 to 40 days).[18]

4.	Energy margin and availability – as stated in Section 3.3F above, in the year of the report the gas prices and the electricity prices rose compared with last year.

The efficiency of the power plants of the CPV Group and the high natural gas prices contributed to an increase in the electricity margins. The total electricity margin for the active power plants of the CPV Group, for the relative share of the CPV Group, and on the assumption of full capacity, increased in the year of the report by about NIS 424 million, compared with last year. The capacity payments in the year of the report decreased by about NIS 24 million compared with last year (for details regarding the capacity tariffs – see Section 3.3(F) above).

5.
Energy hedges[19] – the increase in the electricity margins in some of the power plants was partly offset due to the hedging program of the CPV Group the realization of which led to a reduction of the electricity margin in the period of the report, in the amount of about NIS 130 million, compared with last year. It is noted that the Valley power plant, which was not hedged in the periods prior to the third quarter of 2022, was favorably impacted by the increase in the energy prices.

As at the approval date of the report, the CPV Group had hedge agreements, generally for periods of up to one year, that assure the energy margins and availability margin for the nominal capacity hedged by the power plants. As at the date of the report. the scope of the energy hedged for 2023 in the power plants powered by natural gas is estimated at about 15% of the capacity of the plants, and the expected energy margin for 2023 in respect of this hedge is estimated at about $53.6 million. In addition, the scope of the guaranteed availability for the power plants powered by natural gas in 2023 is about 85% of the capacity of the plants, and the availability payments in respect thereof are expected to be about $49.3 million.20

It is noted that in 2022, the fluctuations in the future energy prices triggered a demand for provision of additional collaterals for 2022 (that are not lien‑based) in order to secure liabilities to the parties to the hedging agreements, in the Valley, Maryland, Shore and Towantic.

[18]
That stated with reference to maintenance work, the duration thereof and the expected projects constitutes “forward‑looking” information, similar to that stated with reference to the maintenance work in Rotem in footnote 16 above. It is noted that additional maintenance work may be required in the power plants of the CPV Group, including unplanned maintenance work, due to a change in the timetables or breakdowns. Partial activities or a shutdown of the power plants for extended periods would have a negative impact on the results of the CPV Group.

19 For details relating to the risk management policies in the CPV Group, and particularly with reference to hedging of part of the electricity margins – see Note 23 to the financial statements.
20 The estimated percentages and the actual hedged electricity margins could change due to new hedges and/or sale of availability made or as a result of change in market conditions. That stated regarding the estimates of the hedging rates and the hedging policy constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates and forecasts of the CPV Group as at the approval date of the report and regarding which there is no certainty it will be realized and/or it is subject to changes based on business discretion of the CPV Group. That stated could change as a result of, among other things, changes in the market conditions, availability constraints, changes in the estimates that are the basis of the estimates, as stated.

OPC Energy Ltd.
Report of the Board of Directors
4.          Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA – energy transition segment in the U.S. (Cont.)

5.	Energy hedges (Cont.)

As a result of transactions executed for purposes of reduction of the collaterals deposited, as stated, as well as the decrease in the energy margins in the market in 2023, as at the date of the report the aggregate scope of the cash collaterals deposited in connection with the hedging agreements (for 100% of the above‑mentioned power plants) was reduced by about $40 million (of which about 50% reflects the share of the CPV Group in the collaterals). As at the approval date of the report, the cash collaterals in connection with the hedging agreements were returned and current use was made of the designated credit frameworks for provision of collaterals for the hedging agreements.

Analysis of the change in adjusted EBITDA – renewable energy activities in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA in the renewable energy segment in the U.S. in 2022 compared with last year (in millions of NIS):21

1.	Period prior to the initial consolidation – adjusted EBITDA in respect of these activities of the CPV Group commencing from January 1 and up to January 25 2021 (the acquisition date).

Analysis of the change in adjusted EBITDA – activities included in another segment in the U.S.

Most of the increase in the expenses derives from the start of development of the “retail” sale of electricity activities, in the amount of about NIS 7 million.

Analysis of the change in adjusted EBITDA – headquarters in the U.S.

Most of the change stems from an increase in wages and headquarters expenses, in the amount of about NIS 30 million, and an increase in expenses for professional services, in the amount of about NIS 5 million, in light of, among other things, expansion of the activities of the CPV Group and the adjustment for the Company’s purposes. In addition, there was an increase of about NIS 5 million from the impact of the change in in the dollar/shekel exchange rate. This increase was partly offset by a decrease in expenses in respect of a profit‑sharing plan in the CPV Group, in the amount of about NIS 5 million (non‑cash).

[21]	For the definition of adjusted EBITDA – see Section 4B.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

E.	Adjustments to EBITDA and income for the year

Section	For the year ended December 31		Board’s explanations
	2022	2021

Change in the fair value of derivative financial instruments in the U.S. (as part of the Company’s share of income of associated companies in the U.S.)	8	145	Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the CPV Group, as described in Section D above.
Change in expenses, not in the ordinary course of business and/or of a non‑recurring natures	10	3
In 2022, represents activities in respect of the Company’s preparations for the commercial operation of the Zomet power plant in 2023. In 2021, represents mainly expenses in respect of acquisition of the CPV Group.

Total adjustments to EBITDA	18	148

Change in loss from settlement of financial liabilities, net	–	272	For additional details – see Note 21E to the Financial Statements.
Tax impact in respect of the adjustments	(4)	(89)
Total adjustments to net income for the year	14	331

F.	Detail of sales, generation and purchases of energy (in millions of kilowatt hours)

Israel

Set forth below is detail of sales, generation and purchases of energy (in millions of kilowatt hours)

	For the year ended
Category	December 31
	2022	2021

Sales to private customers	4,777	4,445
Sales to the System Operator	625	535
Total sales	5,402	4,980

	For the year ended
Category	December 31
	2022	2021

Generation of electricity	4,085	4,492
Acquisitions of electricity from the System Operator and others	1,317	488
Total sales	5,402	4,980

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2022 (in millions of NIS) (Cont.)

F.	Detail of sales, generation and purchases of energy (in millions of kilowatt hours)

U.S.

Set forth below is detail of the actual generation of the active power plants in the U.S.

	For the year ended
	December 31, 2021			December 31, 2022

	Net	Actual	Actual	Net	Actual	Actual
	electricity	generation	availability	electricity	generation	availability
	generation	percentage	percentage	generation	percentage	percentage
	(GWh)	(%)	(%)	(GWh)	(%)	(%)

	Energy transition projects (natural gas)

Fairview	7,899	88.5%	91.6%	7,607	85.5%	87.3%
Towantic	5,556	69.0%	91.2%	4,960	77.3%	83.5%
Maryland	3,796	58.1%	84.8%	3,779	58.6%	90.9%
Shore	3,654	69.7%	93.6%	4,422	57.6%	96.0%
Valley	4,334	80.1%	78.3%	4,831	80.1%	88.6%

	Renewable energy projects

Keenan	530	39.8%	93.7%	286	21.5%	92.3%

(*)
The net generation is the gross generation during the year less the electricity consumed for self‑use (internal use) of the power plants. The actual generation percentage is the quantity of the electricity generated with reference to the maximum quantity that can be generated during the year and it is impacted by unplanned electricity interruptions (outages) or current ongoing maintenance at the power plants that are determined for fixed periods of time.

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS)

A.	Statement of income

Section	For the three months ended December 31		Board’s explanations
	2022	2021

Revenues from sales and provision of services (1)	504	427	For details – see this Section below.
Cost of sales and provision of services (without depreciation and amortization) (2)	368	309	For details – see this Section below.
Depreciation and amortization	59	40
Gross profit	77	78	For details – see Sections C and D below.
Administrative and general expenses	84	61	For details – see Sections C and D below.
Share in income (losses) of associated companies[22]	96	(58)	The increase stems mainly from an improvement of the results of the activities in the U.S. For details – see Section D below.
Business development expenses	15	6	Most of the increase, in the amount of about NIS 5 million, is in the renewable energy in the U.S. segment and in the Israel segment, in the amount of about NIS 4 million.
Other income, net	–	1
Ordinary income (loss)	74	(46)
Financing expenses, net (3)	29	55	For additional details – see this Section below.
Income (loss) before taxes on income	45	(101)
Taxes on income (tax benefit)	8	(7)	The increase stems from better results in Israel and in the U.S.
Net income (loss) for the period (4A)	37	(94)	For additional details – see this Section below.
Adjustments	14	78	For details – see Section E below.
Adjusted income (loss) for the period (4B)[23]	51	(16)	For additional details – see this Section below.

22 See footnote 12 above.
23 See footnote 13 above.

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS)

A.	Statement of income (Cont.)

(1) Changes in revenues (in NIS millions):

Revenues	For the		Board’s Explanations
	Three Months Ended
	December 31
	2022	2021
Revenues in Israel
Revenues from sale of energy to private customers	321	261
An increase, in the amount of about NIS 67 million, stemming from an increase in the generation component tariff (for details – see Section 3.2C, below). On the other hand, there was a decrease in the amount of about NIS 7 million, stemming from a decline in customer consumption, compared with the corresponding quarter last year.

Revenues from private customers in respect of infrastructure services	78	80
Revenues from sale of energy to the System Operator and to other suppliers	28	31
Revenues from sale of steam	18	15
Other income	11	–	Represents revenues in respect of the activities of Gnrgy, which was consolidated on December 31, 2021.
Total revenues in Israel	456	387

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	22	23
Revenues from provision of services (under others)	26	17
Total revenues in the U.S.	48	40

Total revenues	504	427

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization) (in NIS millions):

Cost of Sales and Provision of Services	For the		Board’s Explanations
	Three Months Ended
	December 31
	2022	2021
Cost of sales in Israel
Natural gas and diesel oil	154	127
An increase, in the amount of about NIS 32 million, stemming from an increase in the price of the natural gas as a result of an increase in the generation component tariff and the shekel/dollar exchange rate.

Expenses in respect of acquisition of energy	55	51
Expenses in respect of infrastructure services	78	80
Cost of transmission of gas	8	8
Operating expenses	24	19
Other expenses	16	–
Represents mainly the amount of about NIS 9 million in respect of the cost of sales of the activities of Gnrgy, which was initially consolidated on December 31, 2021, and the amount of about NIS 7 million in respect of activities relating to the commercial operation of Zomet’s power plant in 2023.

Total cost of sales in Israel	335	285

Cost of sales and provision of services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	8	10
Cost of provision of services (under others)	25	14
Total cost of sales and provision of services in the U.S.	33	24

Total cost of sales and provision of services	368	309

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

Changes in the financing expenses, net

(3)	Changes in the financing expenses, net

The decrease in the financing expenses stems mainly from expenses for exchange rate differences in the corresponding quarter last year, in the amount of about NIS 20 million, as a result of revaluation of intercompany shekel loans that the Company provided to the Group companies in the U.S. the functional currency of which is the dollar. It is noted that commencing from October 1, 2022, the loans to the Group companies in the U.S. were reclassified as part of the net investment, and starting from this date, the exchange rate differences are recorded in a translation reserve (for additional details – see Note 21E to the financial statements). In addition, there was an increase of about NIS 5 million stemming from financing income from bank deposits.

(4)	Attribution of income (loss) for the quarter

(A)
Income of about NIS 24 million in the fourth quarter of 2022 and a loss of about NIS 55 million in the corresponding quarter last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non-controlling interests.

(B)
Adjusted income of about NIS 35 million in the fourth quarter of 2022 and a loss of about NIS 6 million in the corresponding quarter last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non-controlling interests.

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS) (Cont.)

B.	EBITDA and adjusted EBITDA[24]

Calculation of the EBITDA and adjusted EBITDA (in millions of NIS):

	For the
	Three Months Ended
	December 31
	2022	2021

Revenues from sales and provision of services	504	427
Cost of sales (without depreciation and amortization)	(368)	(309)
Administrative and general expenses (without depreciation and
amortization)	(82)	*(58)
Business development expenses	(15)	(6)
Other income, net	–	1
Consolidated EBITDA*	39	55
Share of Group in proportionate EBITDA of associated companies**	163	6
EBITDA (total consolidated and the proportionate amount of
associated companies)	202	61
Adjustments – see detail in Section E. below	17	97
Adjusted EBITDA	219	158

*	Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements.
**	Represents the EBITDA of the associated companies based on the rate of the holdings of the CPV Group therein.

24 For details regarding the definition and manner of calculation of EBITDA and adjusted EBITDA – see Section 4B above.

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS) (Cont.)

B.	EBITDA and adjusted EBITDA [24] (Cont.)

Set forth below is the adjusted EBITDA data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of holdings of the CPV Group therein) (in NIS millions):

	Basis of
	presentation
	in the	For the
	Company’s	Three Months Ended
	financial	December 31
	statements	2022	2021

Rotem	Consolidated	99	78
Hadera	Consolidated	10	15
Zomet	Consolidated	(2)	(1)
Business development costs, headquarters and others	Consolidated	(6)	(2)
Total Israel		101	90
Fairview	Associate	40	28
Towantic	Associate	25	22
Maryland	Associate	20	16
Shore	Associate	33	18
Valley	Associate	55	21
Other	Consolidated and associates	–	(1)
Total energy transition in the U.S.		173	104
Keenan	Consolidated	14	16
Renewable energy development and other costs		(10)	(7)
Total renewable energy in the U.S.		4	9
Total activities under another segment		(4)	(4)
Headquarters in the United States[25]		(47)	(34)
Total United States		126	75

Company headquarters (not allocated to the
segments)	Consolidated	(8)	(7)

Adjusted EBITDA		219	158

25 After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 6 million and about NIS 5 million in the three‑month periods ended December 31, 2022 and 2021, respectively.

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – segment in Israel

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the fourth quarter of 2022 compared with the corresponding quarter last year (in NIS millions):

1.
Energy margin – the increase in energy margin in the fourth quarter of 2022 compared with the corresponding quarter last year stems mainly from an increase in the generation component tariff that gave rise to an increase in the electricity prices and an offset of the increase in the natural gas prices, which were also impacted by an increase in the shekel/dollar exchange rate (which led to an increase of about NIS 3 million). For additional details – see Section 3.2C above.

2.
Unavailability due to maintenance work – during the fourth quarter of 2022, performance of the maintenance work continued at the Hadera Power Plant, which was completed in December 2022, as detailed in Section 4C(3) above. The said work had a negative impact on Hadera’s results in the fourth quarter of 2022, including compared with the corresponding quarter last year.

In addition, in October 2022 maintenance activities were performed in the Tamar reservoir, which lasted for 8 days, during which time no natural gas was supplied from the reservoir. During the maintenance period, the Group companies acquired natural gas from other sources at prices higher than the price stipulated in the Tamar agreements, in the aggregate amount of about NIS 4 million. In addition, the maintenance work had a negative impact that is not significant to the Company on the efficiency of the Rotem and Hadera power plants, which operated at a partial load and were required to purchase energy from a third party for customers. As at the approval date of the report, the Tamar reservoir had returned to full activities.

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – segment in Israel (Cont.)

3.
Administrative and general expenses – most of the increase stems from an increase in expenses for wages in projects in Israel, in the amount of about NIS 6 million, and an increase of about NIS 2 million in respect of non‑cash equity remuneration expenses, in light of, among other things, expansion of the Company’s activities in Israel in 2023.

4.	Operating and other expenses – most of the increase stems from an increase in the wages of the operation employees, in the amount about NIS 4 million.

D.	Analysis of the change in adjusted EBITDA – energy transition segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA in the energy transition segment in the U.S. for the fourth quarter of 2022 compared with the corresponding quarter last year (in millions of NIS):

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA – energy transition segment in the U.S. (Cont.)

1.	Energy margin and availability – as stated in Section 3.3F above, in the fourth quarter of 2022 the gas prices and the electricity prices rose compared with the corresponding quarter last year.

The efficiency of the power plants of the CPV Group and the high natural gas prices contributed to an increase in the electricity margins. Accordingly, the total available electricity margin in all of the active power plants of the CPV Group, for the proportionate part of the CPV Group and on the assumption of full capacity, increased in the fourth quarter of 2022 by the amount of NIS 71 million, compared with the corresponding quarter last year. The capacity payments in this quarter decreased by the amount of NIS 23 million, compared with the corresponding quarter last year.

2.	Energy – for details regarding the hedging agreements in the CPV Group as at the approval date of the report – see Section 4D(5) above.

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA – energy transition segment in the U.S. (Cont.)

Analysis of the change in adjusted EBITDA – activities in the renewable energy segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA in activities in the renewable energy in the U.S. in the U.S. in the fourth quarter of 2022 compared with the corresponding quarter last year (in NIS millions)

Analysis of the change in adjusted EBITDA – headquarters activities in the U.S.

Most of the change stems from an increase in expenses for wages and headquarters expenses, in the amount of about NIS 8 million, in light of, among other things, expansion of the activities of the CPV Group and the conformance to the Company’s needs. In addition, there was an increase, in the amount of about NIS 3 million, deriving from the impact of the change in the shekel/dollar exchange rate.

OPC Energy Ltd.
Report of the Board of Directors
5.	Results of operations for the three‑month period ended December 31, 2022 (in millions of NIS) (Cont.)

E.	Adjustments to EBITDA and income for the period

Section	For the three months ended December 31		Board’s explanation
	2022	2021

Change in the fair value of certain derivative financial instruments (presented as part of the Company’s share of income of associated companies in the U.S.)	10	97
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the natural gas segment in the U.S., as described in Section D above.

Unusual expenses with respect to the ordinary course of business and/or of a non‑recurring nature.	7	–	Represents activities in respect of the Company’s preparation for the commercial operation of the Zomet power plant in 2023.
Total adjustments to EBITDA	17	97

Loss from settlement of financial liabilities, net	–	(1)	For additional details – see Note 21E to the financial statements.
Tax impact in respect of the adjustments	(3)	(18)
Total adjustments to income for the period	14	78

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects

A.       Initiation and construction projects in Israel and in the U.S.

Main details with reference to the initiation and construction projects in Israel26:

Total cost of
Power					Date/		Total	the investment
plants/					expectation		expected	as at
facilities					of the start		construction	December 31,
for					of the	Main	cost	2022
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	billions)	billions)

Zomet Energy Ltd. (“Zomet”)	Under construction	≈ 396	Plugot Intersection	Conventional with open cycle	The first half of 2023	The System Operator[27]	[28]≈ 1,4	[29]≈ 1,2

[26]
As at the approval date of the report, the projects are held in full (100%, indirectly) by OPC Holdings Israel, which is held 80% by the Company and the balance (20%) is held by Veridis and they are companies consolidated in the Company’s financial statements. That stated in connection with projects that have not yet reached operation (Zomet, Sorek 2, facilities for generation of energy on the premises of the consumers, Rotem 2 and Hadera 2), including with reference to the expected operation date, the technologies and/or characteristics and the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assumptions as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction and land, the proper functioning of the equipment and/or the terms of undertakings with main suppliers (as applicable) and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events), regulatory risks, macro‑economic changes, delays and increased costs due relating to the supply chain, transport and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Part a (Description of the Company’s Business). It is further clarified that delays in completion of the above‑mentioned projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including, authorities, conditions of permits, lenders, yard consumers and others) in connection with the projects.

27 Noga Management of Electricity Systems Ltd.
28 The estimate of the costs, as stated, does not take into account the amount of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees. For additional details – see Note 11B to the financial statements.
29 Not including amounts relating to milestones provided in the Zomet Power Plant construction agreement that were partially completed and not including costs in respect of the assessment issued by Israel Lands Authority in January 2021. For additional details – see Note 11B(1)(e) to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.       Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the initiation and construction projects in Israel19: (Cont.)

Total cost of
Power					Date/		Total	the investment
plants/					expectation		expected	as at
facilities					of the start		construction	December 31,
for					of the	Main	cost	2022
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Cogeneration	The second half of 2023	Yard consumers and the System Operator	≈ 200	[30]≈ 81

Facilities for generation of energy located on the consumer’s premises	In various stages of initiation / development	Projects with a cumulative scope of about 110 megawatts. The Company intends to act to expand projects with a cumulative scope of at least 120 megawatts[31]	On the premises of consumers throughout Israel	Conventional and renewable energy (solar, storage)	Gradually starting from the first half of 2023	Yard consumers also including Group customers	An average of about NIS 4 per megawatt[32]	≈ 119

30 Not including amounts relating to milestones provided in the Sorek Power Plant construction agreement that were partially completed.
31Every facility with a capacity of up to 16 megawatts. The Company’s intention, as stated, reflects its intention as at the approval date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the approval date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. As stated, as at the approval date of the report, all of the preconditions for execution of the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, connection and construction processes.
32 Estimate of the commencement dates of the commercial operation and the construction costs constitutes “forward‑looking” information as it is defined in the Securities Law. The actual results, with respect to the said information, could be different, even materially, from the estimates and forecasts, this being due, among other things, delays in the construction or in receipt of required permits, changes in the market conditions, factors that are not under the Company’s control, such as, delays in connection to the electricity or gas networks, changes in the costs of the raw materials and the costs of transporting the raw materials, lengthening of the supply times of the raw materials and the like.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.       Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the initiation and construction projects in Israel19: (Cont.)

Power
plants/
facilities
for
generation
of energy	Status	Location	Technology[33]	Additional information

OPC Hadera Expansion Ltd. (“Hadera 2”)	In initiation	Hadera, adjacent to the Hadera Power Plant	Conventional with storage capability
On December 27, 2021, the plenary National Infrastructures Committee decided to submit NIP 20B for government approval pursuant to Section 76C(9) of the Planning and Building Law, 1965 (“the Planning and Building Law”). In December 2022 an annual option agreement was signed with Infinia that may be renewed for a period of up to 5 years for lease of the land for the project. The option may be renewed every year for a period of up to 5 years. For additional details – see Note 11B to the financial statements.

AGS Rotem Ltd. (“Rotem 2”)	In initiation	Rotem Plain, adjacent to the Rotem Power Plant	Being examined further to the decision of the National Infrastructures Committee
On December 27, 2021, the plenary National Infrastructures Committee decided to reject NIP 94, which advanced Rotem 2, however it requested that the developer examine the possibility of using additional technologies on the site. As at the approval date of the report, the Company is studying the National Infrastructures Committee’s decision and is examining the possibilities, including advancing a power plant using “green technology” with low emissions and/or an electricity storage facility. For additional details – see Section 7.3.15.2 to Part A (Description of the Company’s Business) and Note 11B.

33 It is clarified that the characteristics (including the capacity and/or the technology) of the Rotem 2 and Hadera 2 projects, which are in the initial initiation stages, and the advancement of which is subject to, among other things, planning and licensing processes and connection assurance, are subject to changes and in light of the early stage, there is no certainty regarding the advancement / actual execution of the projects in the initiation stages (in whole or in part).

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the construction projects in the United States:34

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	December 31,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	billions)[35]	billions)

CPV Three Rivers LLC (“Three Rivers”)	1,258	10%	Associated company	Illinois	Natural gas, combined cycle	The second half of 2023	PJM ComEd	≈ 4,6 (≈ $1,3 billion)	≈ 4 (≈ $1.1 billion)

[34]
Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on December 31, 2022 – $1 = NIS 3.519. The information presented below regarding projects under construction, including regarding the expected commercial structure, the projected commercial operation date and the expected construction costs, including “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates and plans of the CPV Group, and the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, regulatory changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, impacts of the Coronavirus crisis (including delays and an increase in costs of undertakings in the supply chain, transport and an increase in raw‑material prices), etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 8.20 of Part A (Description of the Company’s Business).

35 Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

   Main details with reference to the construction projects in the United States29: (Cont.)

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	December 31,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	billions)[35]	billions)

CPV Maple Hill Solar LLC (“Maple Hill”). For additional details see – Section B1 below	126 MWdc[36]	[37]100%	Consolidated	Pennsylvania	Solar	The second half of 2023[38]	PJM MAAC	≈ 0.8 (≈ $0.2 billion)[39]	≈ 0.4 (≈ $0.1 billion)

36 About 100 MWac.
37 As at the approval date of the report, the CPV Group had signed an agreement of principles with a “tax partner” (“Tax Equity Partner”) for investment of about $45 million in the project, where as at the approval date the binding agreements had not yet been signed. The legislation stated in Section 8.1.4(O) of Part A (Description of the Company’s Business) could have an impact on the terms of the undertaking in the agreement with a tax partner and the parties are holding talks regarding update of a number of the principles, including update of the amount of the investment to about $52 million(as noted a final version has not yet been signed). That stated regarding the update for completion of the agreement with the tax partner, the document of principles including the increase of the investment, constitute “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty of its realization (in whole or in part), including due to factors not under the control of the CPV Group.
38 For details regarding a change in the project’s supplier of the panels – see Section 6B(4) below and Section 8.14.7 of Part A (Description of the Company’s Business). The expected operation date of Maple Hill could be delayed even beyond that stated, including as a result of regulatory factors, changes due to market conditions relating to raw materials and supply chains, or completion of the process of connection with the network by PJM. Delays could impact Maple Hill’s ability to comply with certain availability commitments with third parties and could cause, among other possible consequences, payment of agreement compensation.
39 The budget for the project was updated further to update of the consideration under the agreement for acquisition of solar panels described in Section 8.13.2 of Part A (Description of the Company’s Business), the expected cost of the investment in the project is subject to changes due to, among other things, the final costs involved in supply of the solar panels, the construction work and/or connection work. Furthermore, the costs in the table include development fees to the CPV Group that are estimated, as at the approval date of the report, at the aggregate amount of about $35 million that could be subject to changes based on the updates of the document of principles with the tax partner. That stated with reference to the amount of the development fees to the credit of (to the benefit of) the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the report, and that is subject to the final conditions determined, if in fact determined, in a binding agreement with the tax partner, which has not yet been signed.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

   Main details with reference to the construction projects in the United States29: (Cont.)

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	December 31,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)	millions)

CPV Stagecoach Solar, LLC (“Stagecoach”). For additional details see – Section B2 below	100	100%	Consolidated	Georgia	Solar	The first half of 2024	SERC, the project has signed a long-term PPA	≈ 447 (≈ $127 million)[40]	≈ 131 (≈ $37 million)

40 Including development fees estimated as at the approval date of the report in the amount of about $23 million. That stated with reference to the amount of the development fees to the credit of the CPV Group constitutes “forward‑looking” as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the approval report, and that is subject final conditions to be determined.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.       Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the construction projects in the United States29: (Cont.)

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	December 31,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[41]	millions)

CPV Rouge’s Wind, LLC (Rouge’s Wind)[42]. For additional details – see Section B3 below.	≈ 114	[43]100%	Consolidated	Pennsylvania	Wind	Start of construction – second half of 2023[44] Commercial operation – second half of 2025[45]	PJM MAAC, the project has signed a long-term PPA	≈ 904 (≈ $257 million)[46]	≈ 32 (≈ $9 million)

41 Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.
42 The project has not yet entered into the construction stage. The project has signed a long‑term PPA agreement and is in the pre‑construction stage. For additional details regarding the project’s material agreements – see Section 8.14.7 of Part A (Description of the Company’s Business).
43 As at the date of the report, the CPV Group intends to act to sign an agreement with a “tax partner” (“the Tax Equity Partner”) for investment in the project, subject to considerations in connection with regulatory and legislative developments (including but not only the IRA as it is defined below, as is discussed in Section 8.1.4(O) of Part A (Description of the Company’s Business). The Tax Equity Partner is expected to enjoy (receive) most of the tax benefits in respect of the project, which are mainly Production Tax Credits (PTC) and tax depreciation expenses, and participation in a proportionate part to be agreed to in the free cash flows available for distribution. The entitlement to participated in part of the free cash flows is expected to remain in effect until a rate of return is reached on the investment of the Tax Equity Partner that will be determined in an agreement. After reaching the said rate of return (or at the end of the period determined), the share of the Tax Equity Partner in the income and the cash flows will decline to a minimal amount. As at the date of the report, the final structure of the undertaking had not yet been formulated and an agreement with a Tax Equity Partner had not yet been signed and there is no certainty such an agreement will ultimately be signed, or regarding the structure of the agreement if ultimately signed.
44 The start date was postponed in the past due to, among other things, the reform covering grid connections of PJM in 2022. It is noted that as at the approval date of the report, an agreement was issued to the project for connection to the grid (see Section 8.1.2.2(A) of Part A (Description of the Company’s Business). It is noted that there could be postponements of the construction date due to various reasons as detailed in footnote 34 below.
45 The expected commercial operation date of Rogue’s Wind might be delayed due to a delays in, among other things, completion of the process of connection to the network (grid), construction work or upgrading work. Delays could impact the ability of Rogue Wind to comply with certain time undertakings with third parties and could cause, among other things, among the possible consequences, payment of agreed compensation.
46 As at the approval date of the report, there is still no certainty regarding the cost of the project, its construction and the accompanying expenses involved with it. It is further noted that there could be an increase in the construction expenses due to an increase in inflation and a rise in prices in the sector. Accordingly, the amount shown in the table is subject to additional changes, including due to the global rise in equipment and shipping prices, as has been visible in the past year and/or other costs.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.          Additional details regarding initiation and construction projects

1.	Maple Hill project[47]

As at the approval date of the report, the PJM project is expected to be executed in the second quarter of 2023.

For details regarding a long‑term agreement for sale of about half of the electricity (PPA), including hedging of the price of the electricity with a fixed price, and an undertaking with an international energy company for sale of 100% of the project’s solar renewable energy certificates (RECs) – see Section 8.14.7 of Part A (Description of the Company’s Business).

For details regarding impacts of the IRS Law on the project – see Section 3H above.

For details regarding performance of work for conformance and installation of solar panels on the project site – see Sections 8.13.2 and 8.14.7 of Part A (Description of the Company’s Business).

2.	Stagecoach project

For details regarding a long‑term agreement for sale of all of the electricity (PPA) with a local utility company, including hedging of the electricity with a fixed price, and an undertaking with a global company for sale of 100% of the project’s solar renewable energy certificates (RECs) – see Section 8.14.7 of Part A (Description of the Company’s Business).

For details regarding the impacts of the IRA Law on the project – see Section 3.3H above.

3.	Rogue’s Wind project

As at the approval date of the report, the project was issued an agreement for connection to the PJM.

For details regarding a long‑term agreement for sale of all of the electricity (PPA), including renewable energy certificates (RECs) – see Section 8.14.7 of Part A (Description of the Company’s Business).

For details regarding the impacts of the IRA Law on the project – see Section 3.3H above.

47 That stated below regarding the Maple Hill project, including in connection with the commercial operation date, completion of the construction work and connection of the equipment, entitlement to benefits under the IRA Law, date and execution of the connection and the costs related to execution of the project, constitutes “forward‑looking” information as it is defined in the Securities Law, which is based solely on estimates as at the approval date of the report, regarding which there is no certainty it will be realized. Ultimately, the impacts of the IRA Law could be different, among other things as a result of the detailed regulatory arrangements that will be determined, compliance with the eligibility conditions and advancement of the project. In addition, there could be additional delays in the construction and installation of the equipment and/or connection to the grid. Delays, as stated, could impact, among other things, the project’s costs.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.          Developments regarding initiation and construction projects (Cont.)

4.	Framework agreement for acquisition of solar panels[48]

For details regarding a framework agreement for acquisition of solar panels of the CPV Group, in the aggregate amount of about 530 megawatts – see Section 8.13.2 of Part A (Description of the Company’s Business).

As at the approval date of the report, the CPV Group had begun receiving shipments of solar panels, some of which are presently undergoing tests in order to examine their compliance with the specification requirements and as a result thereof and assimilation of revisionary actions for compliance with the required specifications, as stated. As at the approval date of the report, the aforesaid revisionary actions had not yet been completed, and a delay in the completion thereof could impact the projected completion of the construction/development projects.

5.
Reform in the process of handling requests for connection to the PJM network – in 2022, a reform was made with respect to the process of handling requests for connection to the PJM network – see Section 8.1.2.2 of Part A (Description of the Company’s Business).

In the estimation of the CPV Group, application of the said reform, could cause a delay of about two years in the timetables for construction and operation of certain projects in the PJM market depending on, among other things, the required network upgrading costs and their place in the connection process. It is noted that the Maple Hill and Three Rivers projects, which are presently in the construction stages, are not expected to be impacted by the Reform49.

[48]
That stated above regarding completion of acquisition of the panels, including the scope of the acquisition and the related cost, supply dates and execution of projects in the development or construction stages includes “forward‑looking” information, regarding which there is no certainty it will be realized. As at the date of the report, completion of acquisition of the panels and execution of the development or construction projects are subject to, among other things, completion of the development or construction stages, receipt of permits required for their construction, an absence of technical breakdowns and a lack of supply delays. Ultimately, that stated may not be realized or may be realized in a different manner, including due to an increase in costs as a result of technical breakdowns or failures, inflation or disruptions in the supply chain.

49 That stated above with reference to the dates and actions relating to of the Reform of the PJM, as well as the impacts relating to the Reform of the PJM on the projects of the CPV Group, includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized, and which is dependent on, among other things, factors that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

6.	Power plants powered by natural gas for generation of electricity with carbon capture[50]

The CPV Group is developing two power plants with reduced emissions that are powered by natural gas based on use of advanced technologies for carbon capture – one in West Virginia with an estimated scope of about 2 gigawatts and the other in Texas with an estimated scope of about 1.3 gigawatts. The projects are expected to include carbon capture on the sites in the estimated scope of up to at least about 95% of the emissions, and the gas turbines are capable of integrating hydrogenium. In the estimation of the CPV Group, the projects are located in areas where interment of carbon is expected to be possible from a geological and economically standpoint.

In the assessment of the CPV Group, the cost of construction of projects of this scope is estimated at about $2 million to $2.5 million per megawatt. The projects, if ultimately executed, are expected to enjoy the tax benefits provided by the IRA Law. Construction of the project is subject to, among other things, completion of various development processes (environmental, technological, land development, etc.), licensing and financing processes, and receipt of the relevant required approvals, as well as approval of the competent organs of the Company and of the CPV Group.

In the estimation of the CPV Group, completion of the development process for a project of this size, is expected, assuming it is ultimately completed, to reach the construction stage in the upcoming years.

50 That stated in this Section above regarding the development projects that are based on a strategy of reduced emissions or carbon capture, the capacity of the projects, the scope of the reduced emissions, integration of advanced technologies and conformance of the geological and economic conditions, as well as with reference to the project’s technological characteristics in West Virginia (capacity, carbon capture capacity and storage), estimated construction costs, entitlement to benefits, expected construction and/or operation dates, includes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on estimates and plans of the CPV Group as at the approval date of the report and regarding which there is no certainty it will be realized or the manner of its realization. As at the approval date of the report, the projects are in the development stages, and their actual advancement and the rate of the said advancement are subject to the existence of various conditions (such as, receipt of approvals, licensing processes, completion of the project development and technological capabilities, assurance of financing, formulation of final costs, etc.), including those that are not under the control of the CPV Group and that had not been fulfilled as at the approval date of this report. In addition, advancement of the projects and their approval are subject to the discretion of the competent organs of the CPV Group and of the Company, and the non‑realization of one or more of the risk factors to which the Company and/or the CPV Group are exposed. As stated in Section 8.21 of Part A (Description of the Company’s Business). Therefore, as at the approval date of this report, there is no certainty regarding the actual execution of the projects (in whole or in part).

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

7.	Backlog of development projects

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report51:

Technology	Advanced[52]	Early stage	Total

Solar[53]	1,650	1,050	2,700
Wind	100	450	550
Total renewable energy	1,750	1,500	3,250

Carbon capture projects (natural gas
with reduced emissions)	1,300	2,000	3,300
Total natural gas	650	600	1,250

51 The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, the possibility for integrated carbon capture, etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the approval date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress and the rate of their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and construction agreements), execution of construction processes and completion of the connection process, assurance of financing and receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company. It is noted that the Rogue’s Wind project, having a capacity of 114 megawatts that is in the development stages, as stated in Section 8.1.1.6C to Part A (Description of the Company’s Business), is included in the above table.
52 In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the proposed working framework described in Section 8.1.2.2(A) of Part A (Description of the Company’s Business) and in this report below, and their progress could be delayed as a result of this proposal. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.
53 The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,300 MWac and about 1,850 MWac.

OPC Energy Ltd.
Report of the Board of Directors
7.          Financial Position as at December 31, 2022 (in millions of NIS)

Category	12/31/2022	12/31/2021	Board’s Explanations

Current Assets

Cash and cash equivalents	849	731	For additional information – see the Company’s condensed consolidated statements of cash flows in the financial statements and Part 8 below.

Short-term deposits	125	–	The increase derives from a deposit of part of the cash balances in short‑term deposits.

Short-term deposits and restricted cash	36	1
Most of the increase stems from deposit of collaterals, in the aggregate amount of about NIS 33 million, for purposes of assuring the Group’s liabilities in connection with projects under construction in the U.S.

Trade receivables and accrued income	260	194
Most of the increase stems from an increase in accrued income in Israel, in the amount of about NIS 59 million, mainly as a result of the timing differences and an increase in the generation component tariff (as described in Section 3.3C above).

Receivables and debit balances	190	90
Most of the increase stems from an increase, in the amount of about NIS 70 million, in the balance of other receivables and debit balances in the U.S., mainly as a result of provision of collaterals in connection with transactions hedging electricity margins in Valley and an increase of about NIS 7 million due to an increase in the shekel/dollar exchange rate. In addition, there was an increase, in the amount of about NIS 8 million, in prepaid expenses.

Inventory	7	5

Short-term derivative financial instruments	10	2
Most of the increase stems from an increase in the value of interest swap contracts in the U.S., against the background of the sharp rise in the dollar interest rate, in the amount of about NIS 8 million (for additional – see Note 23 to the Financial Statements).

Total current assets	1,477	1,023

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2022 (in millions of NIS) (Cont.)

Category	12/31/2022	12/31/2021	Board’s Explanations

Non-Current Assets

Long-term deposits and restricted cash	53	93
Most of the decrease stems from release of a monetary collateral, in the amount of about NIS 26 million, as part of an agreement for sale of electricity in a project in the U.S., and release of a monetary collateral, in the amount of about NIS 15 million, which was designated to secure a bank guarantee in Israel.

Long-term prepaid expenses and other receivable	179	178

Investments in associated companies	2,296	1,696
The increase stems from an improvement of the results of the activities of the CPV Group and from an increase in the shekel/dollar exchange rate, in the amount of about NIS 241 million. For additional details regarding investments in associated companies – see Sections 4D and 5D above.

Deferred tax assets	22	59	Most of the decrease stems from improvement of the activities of the CPV Group.

Long-term derivative financial instruments	57	36
The increase stems mainly from an increase in the fair value of index SWAP contracts in Israel, in the amount of about NIS 10 million – this being against the background of the significant increase in the rate of inflation, and an increase in the fair value of interest SWAP contracts in the United States, in the amount of about NIS 14 million – this being against the background of sharp rise in the dollar interest rate (for additional details – see Note 23 to the Financial Statements).

Property, plant and equipment	4,324	3,594
Most of the increase stems from investments in Israel (mainly in construction and development projects), in the amount of about NIS 503 million, along with an investment in construction and development projects in the U.S., in the amount of about NIS 291 million. In addition, there was an increase of about NIS 70 million, due to an increase in the shekel/dollar exchange rate.

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Israel, in the aggregate amount of about NIS 134 million.

Right-of use assets	347	302
Most of the increase derives from an increase in a right‑of‑use asset in the U.S., in the amount of about NIS 26 million, as a result of signing of an agreement for a long‑term lease of land in the Stagecoach project (for additional details – see Section 6D above) and an increase in a right‑of‑use asset in Israel, in the amount of about NIS 32 million, due to operation of a PRMS facility in Zomet.
This increase was partly offset by depreciation expenses in respect of right‑of‑use assets, in the aggregate amount of about NIS 21 million.

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2022 (in millions of NIS) (Cont.)

Category	12/31/2022	12/31/2021	Board’s Explanations

Non-Current Assets (Cont.)

Intangible assets	777	698
Most of the increase derives from an increase, in the amount of about NIS 83 million, in intangible assets in the U.S. due to an increase in the shekel/dollar exchange rate, and an increase in intangible assets of construction projects in the U.S., in the amount of about NIS 20 million. On the other hand, there was a decrease of about NIS 35 million relating to amortization of intangible assets in the U.S.

Total non-current assets	8,055	6,656

Total assets	9,532	7,679

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2022 (in millions of NIS) (Cont.)

Category	12/31/2022	12/31/2021	Board’s Explanations

Current Liabilities

Current maturities of loans from banks and financial institutions	92	68
Most of the increase stems from update of the current maturities of the project credit in Israel and the U.S. based on the repayment schedules, in the amounts of about NIS 55 million and about NIS 35 million, respectively.

On the other hand, there was a decrease stemming from repayment of project credit in Israel and the U.S. based on the repayment schedules, in the amount of about NIS 37 million and about NIS 35 million, respectively.

Current maturities of loans from holders of non-controlling interests	13	29
Most of the decrease stems from update of the current maturities of the loans based on the Company’s expectation regarding the repayment schedule of the debt from holders of non‑controlling interests in Rotem, in the amount of about NIS 20 million.

Current maturities of debentures	33	22
The increase stems from update of the current maturities of the debentures based on the repayment schedules, in the amount of about NIS 33 million. On the other hand, there was a decline stemming from repayment of debentures based on the repayment schedule, in the amount of about NIS 22 million.

Trade payables	335	468
Most of the decrease stems from a net decline in the balances of suppliers of projects under construction in Israel, in the amount of about NIS 75 million, a decline in the balance with the System Operator, in the amount of about NIS 57 million, mostly as a result of timing differences, and decline in the scope of the purchases of electricity from Israel Electric Company Ltd. (“the Electric Company”), and a decline in the balance with the Rotem maintenance contractor, in the amount of about NIS 35 million. This decline was offset by an increase, in the amount of about NIS 13 million, in the balances with the gas suppliers due to an increase in gas acquisitions.

Payables and other credit balances	110	87	Most of the increase derives from an increase, in the amount of about NIS 15 million, in respect of liabilities for employee wages and payroll‑related agencies.

Short-term derivative financial instruments	3	27
Most of the decrease, in the amount of about NIS 18 million, stems from a decline in the fair value of forward transactions on the dollar currency designated for hedging cash flows in Zomet (for additional details – see Note 23D to the financial statements.

Current maturities of lease liabilities	61	59

Current tax liabilities	2	–

Total current liabilities	649	760

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2022 (in millions of NIS) (Cont.)

Category	12/31/2022	12/31/2021	Board’s Explanations

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,724	1,451
Most of the increase is due to withdrawals, in the amount of about NIS 291 million in the framework of the Zomet Financing Agreement, an increase in the linkage differences in respect of the project debt in Israel in the amount of about NIS 24 million, and in respect of an increase of about NIS 34 million in project credit in the U.S., due to an increase in the shekel/dollar exchange rate.

The increase was partly offset by a decrease, in the amounts of about NIS 44 million and about NIS 35 million, as a result of update of the current maturities of the project credit in Israel and in the U.S., respectively.

Long-term loans from holders of non-controlling interests and others	424	404
Most of the increase stems from an increase in the balance of the long‑term loans from holders of non‑controlling interests in the CPV Group, where an increase of about NIS 55 million is in respect of additional loans provided to the Company and accrual of interest to the principal in the period of the report, and an increase of about NIS 29 million due to an increase of the shekel/dollar exchange rate. This increase was partly offset by a decrease, in the amount of about NIS 61 million, in loans from holders non‑controlling interests in Rotem due to repayment and update of the current maturities of the loans.

Debentures	1,807	1,789
The increase stems from an increase in the linkage differences in respect of the debentures (Series B), in the amount of about NIS 50 million.

On the other hand, there was a decrease deriving from update of the current maturities of the debentures (Series B), in the amount of about NIS 31 million.

Long-term lease liabilities	69	44	Most of the increase, in the amount of about NIS 26 million, as a result of signing a land lease agreement in the Stagecoach project in the U.S.

Other long-term liabilities	146	91
Most of the increase, in the amount of about NIS 46 million, stems from an update of the benefit from a profit‑sharing plan for employees of the CPV Group, which is accounted for as a share‑based payment transaction settled in cash (for additional details – see Note 18C to the Financial Statements), and an increase, in the amount of about NIS 15 million, in the U.S. due to an increase in the shekel/dollar exchange rate.

Liabilities for deferred taxes	347	299
An increase, in the amount of about NIS 38 million, is due to update of the deferred taxes as a result of recording of deferred taxes relating to temporary differences in Israel, and an increase of about NIS 6 million stemming from the activities of the CPV Group.

Total non-current liabilities	4,517	4,078

Total liabilities	5,166	4,838

OPC Energy Ltd.
Report of the Board of Directors
8.	Liquidity and sources of financing (in NIS millions)

	For the
	Year Ended
Category	12/31/2022	12/31/2021	Board’s Explanations

Cash flows provided by operating activities	207	385
Most of the decrease in the cash flows provided by operating activities stems from a decrease in the Group’s working capital, in the amount of about NIS 103 million, and a decrease in the current operating activities, in the amount of about NIS 39 million. In addition, there was a decrease in income from dividends from associated companies, in the amount of about NIS 32 million.

Cash flows used in investing activities	(1,102)	(898)
Most of the increase in the cash flows used in investing activities stems from the fact that in 2021 short‑term deposits were released, in the amount of about NIS 1,607 million, and the amount of about NIS 154 million was received in respect of repayment of partnership capital mainly due to sale of part of the holdings of the CPV Group in the Three Rivers project. In addition, in 2022, there was an increase in acquisition of intangible assets, in the amount of about NIS 30 million, an increase in investments in projects in Israel, in the amount of about NIS 122 million, a decrease in restricted cash, net, that was released, in the amount of about NIS 339 million, and short‑term deposits were made, in the amount of about NIS 125 million.

This increase was partly offset by acquisitions made by the Company in 2021 of the CPV Group and Gnrgy, for considerations in the amounts of about NIS 2,140 million and about NIS 38 million, respectively.

OPC Energy Ltd.
Report of the Board of Directors
8.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the
	Year Ended
Category	12/31/2022	12/31/2021	Board’s Explanations

Cash flows provided by financing activities	986	997
Set forth below are the highlights of the cash flows provided by financing activities in 2022: cash was provided to the Group from investments and loans from holders of non‑controlling interests in the CPV Group, in the amount of about NIS 161 million, receipt long‑term loans, in the amount of about NIS 291 million, from Zomet’s financing agreement framework, and raising net cash, in the amount of about NIS 815 million, stemming from issuance of shares. On the other hand, the Group paid about NIS 267 million for purposes of current repayments of loans and debentures.

Set forth below are the highlights of the cash flows provided by financing activities in 2021: cash was provided to the Group from investments and loans from holders of non‑controlling interests in the CPV Group and Rotem, in the amount of about NIS 824 million and about NIS 226 million, respectively, receipt of long‑term loans under the new financing agreement in the Keenan project, in the amount of about NIS 333 million, receipt of long‑term loans, in the amount of about NIS 349 million, under Zomet’s financing agreement framework. In addition, the Company raised net cash, in the amounts of about NIS 674 million and about NIS 842 million, as a result of issuance of shares and debentures (Series B), respectively. On the other hand, the Group paid about NIS 1,292 million for purposes of early repayment of Rotem’s financing agreement, in the amount of about NIS 594 million for repayment of loans in the CPV Group (of which about NIS 244 million relates to repayment of a prior loan in the Keenan project and about NIS 175 million is in respect of repayment of the seller’s loan in 2021), and the amount of about NIS 212 million for current payments of loans and debentures. Furthermore, the Group acquired the rights of the tax partner in the Keenan project, for a consideration of about NIS 82 million.

OPC Energy Ltd.
Report of the Board of Directors
8.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the
	Three Months Ended
Category	12/31/2022	12/31/2021	Board’s Explanations

Cash flows provided by (used in) operating activities	(64)	122
Most of the increase in the cash flows used in operating activities stems from a decrease in the Group’s working capital, in the amount of about NIS 169 million, and a decrease in the current operating activities, in the amount of about NIS 11 million.

Cash flows used in investing activities	(312)	(148)
Most of the increase in the cash flows used in investing activities derives from a decrease in restricted cash, net, that was released, in the amount of about NIS 137 million. In addition, in the fourth quarter of 2022, short‑term deposits were made, in the amount of about NIS 125 million.

This increase was partly offset by a decrease in investments in projects in Israel, in the amount of about NIS 97 million.

Cash flows provided by (used in) financing activities	14	(770)
Set forth below are the highlights of the cash flows used in financing activities in the fourth quarter of 2021: the Group paid about NIS 1,292 million for early repayment of Rotem financing, and the amount of about NIS 175 million in respect of repayment of loans in the CPV Group (due to payment of the seller’s loan in 2021).

On the other hand, cash was provided to the Group from investment and loans of holders of non‑controlling interests in the CPV Group and Rotem, in the amounts of about NIS 97 million and about NIS 226 million, respectively, and receipt of long‑term loans, in the amount of about NIS 87 million, from Zomet’s financing agreement framework. Furthermore, the Company raised net cash, in the amount of about NIS 309 million, stemming from issuance of shares.

For additional details – see the Company’s consolidated statements of cash flows in the financial statements.

The Group’s working capital (current assets less current liabilities) amounted to about NIS 828 million, and about NIS 263 million as at December 31, 2022 and 2021, respectively.

As at December 31, 2022, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net

The Company defines “financial debt, net” as loans from banks and financial institutions, debentures and interest payable less cash and cash equivalents, deposits and restricted cash that are intended to service the debt. The adjusted financial debt, net, includes the net financial debt of the Company, its consolidated subsidiaries and the net financial debt of its associated companies in the U.S. based on the rate of holdings of the CPV Group in these companies.

The following table details the adjusted financial debt, net, as at December 31, 2022 (in millions of NIS)54:

	Method of
	presentation		Cash	Restricted
	in the	Debt	and cash	cash
	Company’s	(including	equivalents	used for
	financial	interest	and	debt service	Net
	statements	payable)	deposits*	reserves	debt

The Company	Consolidated	1,854	584	–	1,270
Rotem	Consolidated	–	25	–	(25)
Hadera	Consolidated	670	8	50	612
Zomet	Consolidated	833	9	–	824
Gnrgy	Consolidated	4	11	–	(7)
Others in Israel (1)	Consolidated	–	96	–	(96)
Total Israel and headquarters		3,361	733	50	2,578
Keenan (renewable energy)	Consolidated	310	2	1	307
Maple Hill (renewable energy)	Consolidated	–	11	–	(11)
Fairview	Associate	442	1	–	441
Towantic	Associate	509	37	2	470
Maryland (2)	Associate	300	6	–	294
Shore (2)	Associate	607	16	–	591
Valley (3)	Associate	895	2	–	893
Three Rivers	Associate	290	–	–	290
Others in the U.S.	Consolidated	–	228	–	(228)
Total U.S.		3,353	303	3	3,047

Total adjusted financial debt, net		6,714	1,036	53	5,625

*	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

(1)	The balance of the cash in the “Others in Israel” category includes the cash balance in OPC Power Plants Ltd., in the amount of about NIS 82 million.

(2)
Companies in the CPV Group are subject to financial covenants by force of the various financial agreements. As at the date of the financial statements, the companies are in compliance with all the financial covenants determined. As part of the financial agreements, an historical debt‑service coverage ratio financial covenant of 1:1 during the last four quarters was determined for Shore and Maryland. As at the date of the financial statements, Maryland and Shore are in compliance with the benchmark (2.53 and 1.11, respectively).

54 In addition, the Group has liabilities to the holders of non‑controlling interests, the balance of which as at December 31, 2022 is about NIS 437 million and the weighted rate of interest in respect thereof is 5.5%.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(3)
The financial statements of Valley as at December 31, 2022, include disclosure regarding circumstances relating to Valley’s ability to pay its liabilities based on its credit agreement, in the amount about $405 million (the share of the CPV Group – 50%) on the contractual repayment date of the said liabilities, which falls on June 30, 2023. As at the approval date of the report, Valley is holding talks with the lenders regarding extension of the loan on the terms detailed in Note 26D to the financial statements. As at the date of the report, the parties are still in the midst of talks and there is no certainty regarding the extension transaction or its terms. If an extension, as stated, is not agreed to, it is not expected that Valley will be able to repay the loan on June 30, 2023 based on its cash flows from current operating activities, however, Valley’s management expects its will be able to extend or refinance its liabilities under the credit agreement prior to that date[55]. As at the approval date of the report, the said circumstances have no impact on the financial results and activities of the Group and of Valley[56].

(4)
The debt of the associated companies is partly Libor interest plus a margin, where most of the debt is fixed during the various loan periods and is not impacted by changes in the Libor interest, as detailed below. It is noted that the CPV Group has commenced processes for revision of the credit agreements and the agreements hedging the interest rate for transfer (replacement) of all the LIBOR‑based financed to SOFR‑based financed under every specific project financing agreement. All of the revisions to the agreements, as stated, are expected prior to June 30, 2023, the date on which use of the LIBOR interest is expected to be discontinued.

55 As at the approval date of the report, Valley submitted a request for receipt of a Title V environmental operation permit (which is required in order to replace the prior ASF permit), and in the meantime it is permitted to continue its activities under the prior permit until a final decision is made (after exhaustion of an appeal in the case of a rejection) regarding the Title V permit. Up to the receipt of a Title V permit (if received), the terms of Valley’s new or amended financing agreements could be unfavorably impacted by the fact that receipt of the permit has not yet been completed. As at the approval date of the report, there is no certainty regarding receipt of a Title V permit or the timing of its receipt. That stated above includes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates of the CPV Group. Ultimately, the proceedings regarding the Title V permit could be different due to regulatory decisions, changes in regulation or policy that will be made by the relevant authorities, in such a manner that would have negative impact on Valley’s activities.
56 The estimate regarding the possibility of renewal or extension of Valley’s financing agreement constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates of the CPV Group as at the approval date of the report and regarding which there is no certainty it will materialize due to, among other things, factors that are not under the CPV Group’s control. For details regarding Valley, including conditions of the financing agreement and permit status – see Section 8.17.4 of Part A (Description of the Company’s Business) and Note 26D(3) to the financial statements. It is clarified that to the extent the financing agreement is not renewed or extended, repayment of the loans granted thereunder will be required on the date stated, and it is also noted that extension of the financing agreement (if extended) could be conditioned on conditions of the lenders or conditions that are less favorable than the present financing conditions, which as at the approval date of the report had not yet been formulated.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

B.	Interest and linkage bases

The following table details the adjusted financial debt as at December 31, 2022 (in millions of NIS) broken down into debt with unlinked fixed interest / fixed debt, debt bearing fixed CPI‑linked interest and debt bearing interest linked to the prime rate of interest.

								Weighted-
		Debt with		Debt with		Debt		average
		unlinked fixed		fixed interest		linked to		interest
	Total	fixed interest /		linked to		prime rate		as at
	debt	fixed debt		the CPI		of interest		12/31/2022
		Total	Interest	Total	Interest	Total	Interest

The Company
(debentures)	1,854	851	2.5%	1,003	2.8%	–	–	2.6%
Hadera (bank)	670	531	5.3%	139	3.5%	–	–	4.9%
Zomet (bank)	833	–	–	–	–	833	5.7%	5.7%
Gnrgy	4	4	4.0%	–	–	–	–	4.0%

The following table details the adjusted financial debt as at December 31, 2022 (in millions of NIS) broken down into debt bearing fixed interest and debt linked to LIBOR. The debt includes the financial debt (100%) of the subsidiary (Keenan) and the net financial debt of the associated companies in the U.S. on the basis of the rate of holdings of the CPV Group in these companies:

								Weighted-
								average
	Rate							interest
	of	Total			Debt with interest			as at
	holdings	debt	Fixed debt		linked to the LIBOR			12/31/2022
			Total	Interest	Total	Linkage	Interest

Keenan	100%	310	219	2.1%	91	L+1.1%	5.1%	3.0%
Fairview	25%	442	419	4.8%	24	L+2.5%	6.5%	4.9%
Towantic	26%	509	352	5.1%	157	L+3.1%	7.1%	5.7%
Maryland	25%	300	201	5.9%	98	L+3.6%	7.6%	6.5%
Shore	37.53%	607	341	5.1%	266	L+3.5%	7.4%	6.1%
Valley	50%	895	407	6.5%	488	L+3.8%	7.7%	7.2%
Three Rivers	10%	290	238	4.1%	52	L+3.6%	7.6%	4.7%

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

Movement in the adjusted financial debt, net, for the year ended December 31, 2022:

(*)
Includes the amount of about NIS 104 million in respect of current payments and the amount of about NIS 906 million in respect of payments relating to construction projects and NIS 57 in respect of past payments.

(**)
Most of the increase, in the amount of about NIS 74 million, deriving from linkage differences in respect of CPI‑linked loans of the Group in Israel and the amount of about NIS 28 million, due to interest accrued to the principal of the loans relating to Zomet’s senior debt. On the other hand, there was a decline, in the amount of about NIS 25 million, as a result of release of restricted cash, net.

(***)	In respect of translation of the net financial debt of the U.S. which is denominated in dollars into the Company’s functional currency.

OPC Energy Ltd.
Report of the Board of Directors

9.          Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, of the Company and its subsidiaries and associated companies (adjusted net debt of the associated companies is presented based on the rate of holdings of the CPV Group in these companies) as at December 31, 2021 (in millions of NIS):

	Method of
	presentation		Cash	Restricted
	in the	Debt	and cash	cash
	Company’s	(including	equivalents	used for
	financial	interest	and	debt service	Net
	statements	payable)	deposits*	reserves	debt

The Company	Consolidated	1,824	268	–	1,556
Rotem	Consolidated	–	53	–	(53)
Hadera	Consolidated	681	24	45	612
Zomet	Consolidated	528	74	–	454
Gnrgy	Consolidated	5	26	–	(21)
Others in Israel	Consolidated	–	106	–	(106)
Total Israel and headquarters		3,038	551	45	2,442
Keenan	Consolidated	305	3	–	302
Maple Hill	Consolidated	–	45	–	(45)
Fairview	Associate	515	3	–	512
Towantic	Associate	483	1	–	482
Maryland	Associate	288	–	–	288
Shore	Associate	588	2	–	586
Valley	Associate	898	–	–	898
Three Rivers	Associate	220	–	–	220
Others in the U.S.	Consolidated	–	132	–	(132)
Total U.S.		3,297	186	–	3,111

Total adjusted financial debt, net		6,335	737	45	5,553

*	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

B.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the financial statements, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Notes 16B(5) and 17B to the financial statements57:

57 For a description of the material financial covenants of the Company and the investee companies – see Sections 7.18.3 and 10.45 to Part A (Description of the Company’s Business).

OPC Energy Ltd.
Report of the Board of Directors
10.	Additional Events in the Company’s Areas of Activity

Activities in Israel

A.	Acquisition of a power plant in the Kiryat Gat Industrial Zone – for additional details regarding the acquisition transaction of the Gat power plant – see Note 28D to the Financial Statements.

It is noted that as at the approval date of the report, all of the preconditions had not yet been fulfilled and all of the required approvals had not yet been received and, therefore, as at the approval date of the report there is no certainty the transaction will ultimately be completed. In addition, as at the approval date of the report the amount of the consideration and the costs involved with the transaction are not final and could change due to, among other things, various adjustments provided in the acquisition agreement.

B.
Transaction for investment and a structural change in the area of activities in Israel – for additional details regarding the transaction, the terms of the shareholders’ agreement and the completion thereof subsequent to the date of the report. – see Note 29A to the Financial Statements.

C.	Flowing of first gas from the Karish reservoir (Energean agreement) – in October 2022, Energean published that it commenced flowing the first gas from the Karish reservoir.

In the Company’s estimation, upon the commercial operation of the Karish reservoir, an annual monetary savings is expected estimated at about NIS 60 million, based on the average projected gas consumption of Rotem and Hadera58.

For additional details regarding the Energean agreements – see Section 7.14.6 of Part A (Description of the Company’s Business) and Note 28C(3) to the financial statements.

____________________________________
58 That stated above, including regarding dates (also with reference to the commercial operation date of the Karish Tanin reservoir), the final gas quantities under each of the gas agreements and/or the defense exposures relating to operation of the reservoir, and/or regarding estimate of the expected monetary savings, includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner of its realization, which is dependent on, among other things, factors that are not under the Company’s control, operating factors, third parties, changes in the actual gas consumption, currency rate of exchange, etc. A delay in the commercial operation of the Karish Tanin reservoir (particularly a significant delay beyond the period of the Reduction Notification) could have a negative impact, even a significant one, on the activities and results of Rotem and Hadera and, accordingly, on the results of the Company’s activities.

OPC Energy Ltd.
Report of the Board of Directors
10.	Additional Events Occurring that Occurred in the Period of the Report and Thereafter (Cont.)

Activities in Israel (Cont.)

D.
Tender for sale of Eshkol as part of the reform of Israel Electric Company[59] – in July 2022, a notification was received from the Electric Company that the Company has passed the early classification stage in the tender[60]. For additional details regarding the reform in the Electric Company – see Section 7.2.11 of Part A (Description of the Company’s Business).

E.
Sorek Center – as at the approval date of the report, the Company received (through a subsidiary) notification that it successfully passed the preliminary classification stage in a tender with respect to a PPP‑type project, for financing, planning, construction, operation, maintenance, and transfer to the State of a two‑fuel conventional power plant that is designated to be constructed in Sorek, with a capacity of 600–900 megawatts, with an option for future expansion, as will be determined by the Electricity Authority[61].

Activities in the U.S.

F.
For details regarding signing of an agreement for purchase of all rights (100%) in four operating wind-powered electricity generation power plants, with an aggregate capacity of 81.5 MW, in New England, United States for a consideration for an aggregate amount of $172 million in cash, which is subject to adjustments on the closing date of the transaction – see Section 8.1.1.6 to Part A (Description of the Company’s Business). It is clarified that as at the approval date of the Financial Statements, execution of the purchase and completion of the transaction are subject to preconditions that had not yet been fulfilled.

The Group in general

G.
Raising of capital – regarding issuances of ordinary shares of the Company as part of an issuance to the public and a private issuance to classified investors in July and September 2022, respectively – see Note 20B to the financial statements.

H.	Senior officers – for details regarding the Company’s senior officers in 2022 – see Section 9.2.2 to Part A (Description of the Company’s Business).

I.	Extension of the period of the Company’s shelf prospectus – as at the approval date of the report, the validity of the Company’s shelf prospectus is July 30, 2023.

J.	Reconfirmation of issuer’s rating – for details – see Note 17 to the financial statements.

K.	Renewal of credit frameworks – for details regarding binding credit frameworks in effect as at the date of the report – see Note 16B(3) to the financial statements.

[59]	For additional details – see Section 7.2.11.2 of Part A (Description of the Company’s Business).
[60]
It is clarified that there is no certainty that the Company will submit a purchase offer (bid) as part of the tender. Submission of a bid, as stated, is subject to, among other things, the discretion of the Company’s competent authorities.

61 It is clarified that there is no certainty that the Company will submit a purchase offer as part of the tender. Submission of an offer, as stated, is subject to, among other things, the discretion of the Company competent organs.

OPC Energy Ltd.
Report of the Board of Directors
11.	Debentures (Series B) and (Series C)

11.1	Set forth below are details regarding the Company’s debentures (Series B):

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance (including expansion of the series made in October 2020)	About NIS 956 million par value
Nominal value on the date of the report	About NIS 917 million par value
Nominal value after revaluation based on the linkage terms	About NIS 984 million par value
Amount of the interest accrued as included in the financial statements as at December 31, 2022	About NIS 6 million
The fair value as included in the financial statements as at December 31, 2022	About NIS 983 million.
Stock market value on December 31, 2022	About NIS 983 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
The interest payments are to be made in respect of the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors
11.	Debentures (Series B) and (Series C) (Cont.)

11.1	Set forth below are details regarding the Company’s debentures (Series B): (Cont.)

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date	Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from February 2020 which was reconfirmed in August 2022 (Reference No.: 2022‑01‑101470).

Pledged assets
None.
There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

OPC Energy Ltd.
Report of the Board of Directors
11.	Debentures (Series B) and (Series C) (Cont.)

11.2	Set forth below are details regarding the Company’s debentures (Series C):

Name of the series	Series C
Issuance date	September 9, 2021
Total nominal value on the date of issuance	About NIS 851 million par value
Nominal value on the date of the report	About NIS 851 million par value
Nominal value after revaluation based on the linkage terms	The debentures are not linked.
Amount of the interest accrued as included in the financial statements as at December 31, 2022	About NIS 7 million.
The fair value as included in the financial statements as at December 31, 2022	About NIS 751 million.
Stock market value on December 31, 2022	About NIS 751 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.5%.
Principal payment dates	12 unequal semi-annual payments, to be paid on February 28 and August 31 of each of the years from 2024 to 2030 (inclusive), except for 2028.
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series C) is payable commencing from February 2022 twice a year on February 28 and on August 31 of each of the years from 2022 to 2030 (inclusive).
The interest payments are to be made in respect of the period of six months that ended on the last day prior to the relevant interest payment date, and is to be in the amount of the annual interest divided by 2, except for the first interest payment that is to be made on February 28, 2022 and will be paid for the period that commenced on the first trading day after the tender date of the debentures (Series C) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors
11.	Debentures (Series B) and (Series C) (Cont.)

11.2	Set forth below are details regarding the Company’s debentures (Series C): (Cont.)

Linkage basis and terms	The principal of the debentures (Series C) and the interest thereon are not linked to the Consumer Price Index (CPI) or any currency whatsoever.
Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date	Rating of ilA– by Maalot from August 2021 which was reconfirmed in on August 10, 2022 (Reference No.: 2022‑01‑101470).

Pledged assets
None.
There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series B and Series C) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors
12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

Changes in the macro‑economic environment, which is characterized by high rates of inflation and interest‑rate hikes, could impact the Group’s activities in a number of ways including, an impact on the electricity generation component (and as a result thereof an impact on the Company’s natural gas revenues and expenses) as well as on other index‑linked revenues, an increase in fixed expenses (including wages), maintenance costs, project construction costs – both in and outside of Israel, equipment purchase costs and financing expenses in respect of the loans taken out and the debentures sold by the Group companies, which bear variable and/or CPI‑linked interest. Furthermore, the increase in the interest rate could have an impact on the economic viability of development projects, the discount rates used to examine impairment of value of active projects and projects under construction or in the development stage and on the cash‑generating units to which goodwill is allocated, as well as the fair value of the liability in respect of the profit‑sharing plan in the CPV Group. It is noted that changes in the currency exchange rates, especially changes in the exchange rate of the U.S. dollar, also impact the Company. Considering the complexity of analyzing the effects of the aforementioned factors, in particular since some of them are indirect (and no direct) effects and the existence of interrelationships between the macroeconomic parameters, the company is unable to estimate the effects of changes in the macroeconomic parameters on the company's results as a whole. For more details regarding the effects of a change in the exchange rate of the dollar on the company's natural gas costs in 2022, a change and the effects of the CPI on financing expenses, as well as for an analysis of the exposue on the adjusted financial debt, net to changes in interest rates, see chapters 4,5 and 9 of this report.

The Company is in the practice of hedging index, currency and interest risks through use of forward transactions. For additional details, including sensitivity analyses to a change in the said parameters – see Note 23 to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors
13.	Very significant valuation – renewable energy segment in the U.S.

Further to that stated in Note 12 to the financial statements regarding the goodwill balance created on the acquisition date of the CPV Group and that stated in Note 27 to the financial statements regarding a change in the Group’s activity segments in the U.S. and allocation of the balance of the goodwill to the renewable energy segment in the U.S. (“the Segment”). As at the approval date of the report the Company performed a valuation for determination of the recoverable amount of the Segment for purposes of the annual examination of goodwill (“the Valuation”), by means of an external independent appraiser (BDO Ziv Haft). The Valuation was made at the level of the Segment since this is the lowest level at which the goodwill is monitored for internal management purposes. For additional details regarding examination of impairment of value of the Segment – see Note 12B to the financial statements.

Details in the valuation:

Subject matter of the valuation	Determination of the recoverable amount of the Segment for purposes of the annual examination of impairment of the value of goodwill in accordance with the provisions of IAS 36.

Date of the valuation	The effective date of the valuation: December 31, 2022. Date of the undertaking; September 2022. Signing date of the valuation: March 16, 2023.

Book value attributable to the assets of the Segment as at the valuation date	About $442 million.

Recoverable amount as determined based on the valuation
About $587 million, composed as follows:
– Renewable energy projects (including projects under construction and a platform): $774 million.
– Less allocation of headquarters costs and tax to the Segment: $187 million.

The recoverable amount exceeds the carrying value of the Segment’s assets in the books and, therefore, it is not necessary to recognize an impairment loss in the Company’s books.

OPC Energy Ltd.
Report of the Board of Directors
13.	Very significant valuation – generation and supply of electricity in the U.S. segment by means of renewable energy (Cont.)

Set forth below is main data that is detailed in the valuation: (Cont.)

Identity of the appraiser and his characteristics
The valuation was performed by a team headed by Mr. Sagiv Mizrahi, CPA, a partner and team manager in the Corporate Finance Department. Sagiv has a Bachelor’s degree in applied mathematics from Bar Ilan University and a Master’s degree in business administration (MBA), with honors, and a specialization in financial management from Tel‑Aviv University. Sagiv has more than 10 years of experience in the areas of business and economic consulting, valuations of companies and financial instruments and economic–accounting work of various types in accordance with International Financial Reporting Standards (IFRS) and generally accepted accounting principles in the U.S. (U.S GAAP). In the past, Sagiv was a lecturer at Bar Ilan University in accounting and valuations.

BDO Ziv Haft, Consulting and Management Ltd. is part of the international BDO network, which provides a broad range of business services that are required by local and international businesses in every sector, among others: valuations of businesses, financial due diligence examinations and tax due diligence examinations, valuation of goodwill and intangible assets, mergers and acquisitions and others.

Valuation model
The recoverable amount was determined based on fair value less selling costs.

With respect to projects in commercial operation, under construction or in the development stage that are expected to begin construction in the upcoming year – the DCF method by means of discounting the project’s future pre‑tax cash flows, at an after‑tax weighted‑average cost of capital (WACC).

With respect to development projects that are expected to begin construction at a later date (including those in advanced development stages) – based on fair value per kilowatt and probability rate regarding realization. The value per kilowatt was estimated for a typical project through use of discounting the future after‑tax cash flows at an after‑tax weighted‑average cost of capital (WACC).

OPC Energy Ltd.
Report of the Board of Directors
13.	Very significant valuation – generation and supply of electricity in the U.S. segment by means of renewable energy (Cont.)

Set forth below is main data that is detailed in the valuation: (Cont.)

The assumptions based on which the appraiser performed the valuation
The nominal dollar weighted‑average cost of capital (WACC) was calculated for each significant project separately and ranges between 6.75% (an active project with PPA agreements for sale of electricity at the full capacity) and 8% depending on the status of the project (under construction or pre‑construction and depending on the existence of a PPA agreement for sale of the full amount of the electricity / part of the capacity).

Additional assumptions:
–  Forecast years – represents the period between January 1, 2023 and up to December 31, 2054, and is based on an estimate of the economic useful life of the power plants and their value at the end of the forecast period.
–  Market prices and capacity – the market prices (electricity, availability of RECs, etc.) based PPA agreements and market forecasts received from external, independent information sources, taking into account the region and the relevant market for each project and the relevant regulation.
–  Estimate of the construction costs of the projects and the eligibility for tax benefits in respect of projects under construction (ITC or PTC, as applicable).
–  Annual inflation rate – 2.3%.

Sensitivity analysis for changes in the main projects
An increase of 1% in WACC ($499 million).
A decrease of 10% in the price of the electricity ($539 million).
A decrease of 10% in the price of the RECs ($552 million).

It is noted that even a combination of the said sensitivity scenarios will not lead to recognition of a loss from impairment in value.

Even though the said valuation meets the quantitative thresholds for a very significant valuation, which are included in the position of the Securities Authority 23–105 “Parameters for Examination of Materiality of Valuations”, this valuation is a valuation for purposes of impairment of value of a cash generating unit and in the in the Company’s estimation, based on the sensitivity analyses made by the appraiser (BDO Ziv Haft), as at the date of the report, under every reasonably possible change in the key assumptions for determination of the recoverable amount of the Segment, no very material impairment of value would have been recognized, if any, and therefore instead of attaching the valuation it is permissible to disclose the valuation as a material valuation in accordance with Regulation 8(I) of the Securities Regulations (Periodic and Immediate Reports), 1970.62

[62]
After examination as stated in accordance with that stated in Section 3 of the Clarification to Legal Position No. 23‑105 “Parameters for Examination of Materiality of Valuation: Questions and Answers”.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance

14.	Directors having Accounting and Financial Expertise

As at the date of this report, seven of the members of the Company’s Board of Directors have accounting and financial expertise. For details regarding the directors Aviad Kaufman, Antoin Bonaire, Robert Rosen, Jacob Worenklein, Yosef Tene, Michal Marom Brickman and Sarit Sagiv, who were classified as directors with accounting and financial expertise – see Regulation 26 of Chapter D (Additional Details regarding the Company).

The Board of Directors determined that the minimum number of directors having accounting and financial expertise in accordance with Section 92(A)(12) of the Companies Law, 1999, is two – this being taking into account the type of the Company, its size, the scope of its activities and the complexity of its activities.

15.	Independent Directors

Except for the external directors Yosef Tena and Michal Merom Brickman, Ms. Sarit Sagiv serves as an independent director of the Company commencing from January 12, 2022. For details regarding the director Ms. Sarit Sagiv – see Regulation 26 of Chapter D (Additional Details regarding the Company).

On February 7. 2022, Mr. Moshe Lahmani concluded his service as an independent director of the Company.

As at the date of the report, the Company’s Articles of Association do not include a provision regarding the rate of independent directors.

16.	The Internal Auditor

Summary of Details	The Company

Name of the Internal Auditor	Ms. Shoshana Shidlo (“the Internal Auditor”).

Education and professional experience
Certified Public Accountant and Certified Internal Auditor C.I.A. (U.S.)

Holder of a degree in accounting and economics from Tel‑Aviv University.

Has more than 20 years’ experience in the area of internal auditing.

Commencement date of service	January 17, 2019.

Compliance with legal requirements
To the best of the Company's knowledge, based on the Internal Auditor’s declaration, the Internal Auditor meets the requirements of Section 146(b) of the Companies Law and the provisions of Section 8 of the Internal Audit Law, 1992 (“the Internal Audit Law”).

Employment status
The Internal Auditor provides the Company internal audit services and is not employed by the Company in a full-time time position and, in addition, she does not hold an additional position in the Company other than her position as Internal Auditor.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance (Cont.)

16.	The Internal Auditor (Cont.)

Manner of appointment
The appointment of the Internal Auditor was approved by the Board of Directors on January 17, 2019, following the recommendation of the Audit Committee on December 27, 2018. The Audit Committee and the Company’s Board of Directors examined Internal Auditor’s qualifications, education and experience in internal auditing.

The part to whom the Internal Auditor reports	The Chairman of the Board of Directors.

Other relationships the Internal Auditor has with the Company
To the best of the Company's knowledge, the Internal Auditor does not hold securities of the Company.

The Internal Auditor is not an interested party in the Company or a relative of an interested party in the Company, nor is he a relative of the external auditor or a party acting on its behalf.

The work plan
The audit work plan for 2022 prepared by the Internal Auditor is for one year and is based on a multi‑year work plan. The work plan of the Company and its subsidiaries was determined based on, among others, the following considerations: coverage of the Company’s main areas of activity, risk centers and exposures known to the Internal Auditor and to management; a risks’ survey that is prepared by the Company, potential for savings and efficiency; recurring items and monitoring correction of deficiencies; and implementation of recommendations. The audit work plan also includes the companies in which the Company has significant holdings in Israel.

The audit work plan is submitted for analysis and approval by the Company’s Audit Committee and Board of Directors. The Internal Auditor has discretion to recommend a variance from the work plan to management and the Audit Committee, where necessary.

Audit reports were submitted to the Audit Committee and management. The Company’s Board of Directors received an update regarding the audit reports.

Meetings of the Audit Committee were held to discuss the audit reports on the following dates: May 22, 2022; August 22, 2022; November 21, 2022; and December 28, 2022.

In October 2022, a provider of internal audit services was appointed in the CPV Group by means of outsourcing (EY Israel).

The Internal Auditor monitors the existence and appropriateness of the activities of the provider of the internal audit services in the CPV Group, including: receipt of updates regarding the progress of the audit work and the main findings and nonconformances and receipt of the audit reports.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance (Cont.)

16.	The Internal Auditor (Cont.)

The work plan (Cont.)
The audit plan and audit reports of the CPV Group are submitted to CPV’s Board of Directors and to the Company’s Audit Committee and are reported to the Company’s Board of Directors.

In in the estimation of the Board of Directors, the scope, nature and continuity of the activities of the Internal Auditor and her work plan are reasonable under the circumstances of the manner, and they are sufficient to achieve the Company’s internal audit goals.

Performance of the audit and the professional standards
Based on information provided to the Company, performance of the internal audit is made in accordance with the generally accepted professional standards in and outside of Israel and in accordance with Section 4(B) of the Internal Audit Law.

The Board of Directors relied on the confirmations of the Internal Auditor regarding her compliance with the requirements of the said generally accepted professional standards. In addition, the audit reports are submitted in writing and are discussed at the meetings of the Audit Committee, where as part of the discussion the Internal Auditor reports with respect to the manner of her performance, the policies and procedures applied and the findings. The Board of Directors is satisfied that the Internal Auditor is in compliance with all the requirements provided in the said standards.

Access to information
The Internal Auditor has free access to information, as stated in Section 9 of the Internal Audit Law, including constant and direct access to the Company’s information systems, including financial data.

Remuneration
The remuneration of the Internal Auditor in respect of services she provided in 2022 amounted to NIS 217 thousand (not including VAT), this being based on a work scope of 675 audit hours. The cost of the internal audit services in the CPV Group in 2022 amounted to NIS 77 thousand, this being based on a work scope of 165 audit hours.

In the opinion of the Board of Directors, the remuneration of the Internal Auditor is reasonable and does not impact or adversely affect use of her professional judgment in performance of the audit.

The remuneration of the Internal Auditor is a function of the total number of work hours as provided in the annual work plan that is approved by the Company’s Audit Committee and Board of Directors.

OPC Energy Ltd.
Report of the Board of Directors
17.	Contributions Policy

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education. As part of the Company’s policy for charitable contributions, in the period of the report, the following contributions were paid:

	Amount of the	Relationship to the
Recipient of the	Contribution	Recipient of the
Contribution	(NIS thousands)	Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” receives contributions from parties related indirectly to the Company’s controlling shareholder (including from the Israel Corporation Group). The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashay Lev” Society	145
For the sake of good order, it is noted that Ms. Michal Marom Brickman, an external director of the Company, serves as a director and a member of the Investments Committee of the Management Committee of the Tel‑Aviv Medical Center in the name of Sorosky (without pay). It is further noted that, as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Nirim” Society	150	–
“Technoda Hadera Givat Olga” Society	300	–
“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as CEO of the Society without compensation.
Total	1,645

OPC Energy Ltd.
Report of the Board of Directors
18.	Details regarding the Auditing Certified Public Accountants (CPAs)

18.1	The Company’s auditing CPAs are KPMG (“the Auditor”).

18.2
The fee is determined in negotiations between the Company’s management and the Auditor, based on the scope of the work, nature of the work, past experience and market conditions. The fee is in respect of an audit and review of three quarterly reviewed reports and one audited annual report. In addition, the fee includes tax services in connection with preparation of the Company’s annual tax report.

18.3	Set forth below is the Auditor’s fee (in NIS millions):

For the Year Ended December 31
2022		2021
Audit services*	Other services**	Audit services*	Other services**

9.4	1	7.5	1

*	Audit services including services related to the audit and tax services related to the audit.
**	Other services include mainly tax consulting services.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: March 16, 2023